FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the Month of June 2009

Commission File Number: 1-6784

Panasonic Corporation

Kadoma, Osaka, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Form 6-K consists of:

1.	Notice of the 102nd ordinary general meeting of shareholders (English translation) issued by Panasonic Corporation (the registrant).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Panasonic Corporation

By:	/s/ YUKITOSHI ONDA
Yukitoshi Onda, Attorney-in-Fact
General Manager of Investor Relations
Panasonic Corporation

Dated: June 10, 2009

May 29, 2009

Dear Shareholders:

Notice of the 102nd Ordinary General Meeting of Shareholders

This is to inform you that the Company’s 102nd Ordinary General Meeting of Shareholders will be held as described below. You are cordially invited to attend the meeting.

If it is inconvenient for you to attend the meeting, you are sincerely requested to examine carefully the reference materials contained herein and to exercise your voting rights by the Internet, telephone or mail, as soon as possible. If, voting by mail, please return the voting instruction card duly signed by you after marking “for” or “against” each bill.

*  *  *  *  *  *  *  *  *  *  *  *  *

1.	Date:	10:00 a.m. Thursday, June 25, 2009

2.	Place:	Osaka-Jo Hall
3-1 Osaka-jo, Chuo-ku, Osaka

3.	Purposes:

– Matters to be Reported:

1.	The business report and statutory report on a consolidated and a parent-alone basis with respect to the 102nd fiscal period from April 1, 2008 to March 31, 2009

2.	Report of Accounting Auditors and the Board of Corporate Auditors on the consolidated financial statements

– Matters to be Acted Upon:

Bill No. 1: To partially amend the Articles of Incorporation

Bill No. 2: To elect 19 directors

Sincerely yours,

Fumio Ohtsubo
President and Director
Panasonic Corporation
1006 Oaza Kadoma, Kadoma-shi, Osaka, Japan

[Shareholders attending the meeting are requested to hand in the voting instruction card at the reception desk of the meeting venue. Persons other than shareholders, such as proxies and accompanying persons who are not shareholders, are not permitted to attend the meeting.]

Editor’s notes:
1.

The financial statements and other information included in this Notice are prepared primarily on a consolidated basis in conformity with U.S. generally accepted accounting principles (U.S. GAAP). In some cases where required, however, financial information on a parent company alone basis, which is in conformity with Japanese regulations, is also provided herein. Parent-alone and consolidated financial information should not be confused with each other.

2.

An English translation of explanations for the exercise of voting rights via the Internet is omitted herein. For foreign shareholders who maintain standing proxies in Japan, such explanations (in Japanese) are sent to, and available at, your standing proxies.

3.	For supplemental information regarding the bills on pages 41 to 46, please visit the following Web site: http://panasonic.net/ir/shareholder

[Appendix to the Notice of General Meeting of Shareholders]

Business Report for the 102nd Fiscal Period

(Fiscal year from April 1, 2008 to March 31, 2009)

1. Brief Business Review of the Panasonic Group

(1) Progress and Results during the Period

In the fiscal year ended March 31, 2009 (fiscal 2009), the Company changed its name and unified its brands in order to increase brand value worldwide. This move involved wide-ranging reforms, but went smoothly without problems. In fiscal 2009, the second year of the mid-term management plan GP3, Panasonic steadily implemented initiatives focused on four major themes: double-digit growth in overseas sales, four strategic businesses, manufacturing innovation and the “eco ideas” strategy.

To achieve double-digit growth in overseas sales, the Company widened its target from affluent customers to upper-income customers in strategic market regions of BRICs countries and Vietnam. With regard to the second theme, “four strategic businesses”—digital AV business, businesses providing comfortable living, semiconductors/components and devices business, and automotive electronics business—Panasonic launched various cross-group projects, established new strategies and implemented initiatives to expand sales in each business. As for manufacturing innovation, in addition to proactively promoting “Itakona” activities, which seek to standardize cost-reduction processes on a finer level, the Company in April 2008 established the New Business Promotion Subcommittee to strengthen activities. In terms of the “eco ideas” strategy, the Company made steady progress in reducing CO2 emissions.

Despite these measures, the Company’s performance differed markedly between the first and second halves of fiscal 2009, due to a sharp deterioration in the business environment from September 2008, when the global financial crisis caused a rapid downturn in global demand and a sharp appreciation of the yen. In response to these business conditions, the Company accelerated business restructuring initiatives based on a policy of selection and concentration. These included integrating and eliminating manufacturing bases from the perspective of optimizing global production, withdrawing from unprofitable businesses, and reassigning and downsizing the workforce.

On December 19, 2008, Panasonic agreed to a capital and business alliance with SANYO Electric Co., Ltd (SANYO). The aim of this alliance is to maximize corporate value by combining the accumulated technologies and manufacturing knowledge of both companies to pursue synergies in order to boost global competitiveness. Subject to, among other conditions, the completion of procedures and other measures that are necessary under domestic and overseas competition laws, Panasonic plans to commence a tender offer bid (TOB) for all SANYO shares to acquire a majority stake.

As a result of these factors, consolidated group sales for fiscal 2009 declined 14% year on year from ¥9,068.9 billion to ¥7,765.5 billion. In terms of earnings, while Panasonic pushed forward with cost reduction efforts including materials costs and fixed costs, operating profit amounted to ¥72.9 billion, due mainly to the sharp sales declines, rising prices for crude oil and other raw materials, and ever-intensified global price competition. Regrettably, the Company recorded a loss before income taxes of ¥382.6 billion, mainly as a result of incurring business restructuring expenses of ¥367.4 billion and a write-down of holding investment securities of ¥92.0 billion as other deductions, with a net loss of ¥379.0 billion.

Digital AVC Networks

Sales in this category totaled ¥3,492.0 billion, down 13% from ¥4,001.8 billion in the previous fiscal year.

From fiscal 2009, the name of “AVC Networks” was changed to “Digital AVC Networks.”

Video and audio equipment

Sales of video and audio equipment totaled ¥1,699.7 billion, down 6% from ¥1,799.2 billion a year earlier.

In fiscal 2009, sales of flat-panel TVs, and Blu-ray disc (BD) and DVD recorders rose year on year. However, sluggish sales of digital cameras, audio equipment and some other products led to an overall decline in sales of video and audio equipment.

Regarding flat-panel TVs, the VIERA series recorded an increase in sales from the previous year, mainly as a result of expanding its product line-ups for plasma and LCD TVs in response to regional market demands and stimulating demand by accelerating the evolution of TVs from something you watch to something you use by, for example, enabling YouTube*1 to be watched on VIERA TVs.

Regarding digital cameras, although the world’s smallest and lightest*2 digital interchangeable lens cameras and products incorporating “face recognition”, an evolution from “face detection,” won market acclaim, weak demand particularly overseas led to a decrease in sales.

Sales of the DIGA series of BD and DVD recorders were driven by the popularity of BD recorders, which are now being widely embraced by customers, due to the spread of digital HD broadcasting and the unification of next-generation DVD standards.

Going forward, Panasonic will expand its digital AV business globally by making further progress in linking various equipment and services around flat-panel TVs.

(Notes)	1.	YouTube is a registered trademark of Google Inc.

	2.	For an interchangeable lens digital camera equipped with a movable LCD as of February 9, 2009.

Information and communications equipment

Sales in this category totaled ¥1,792.3 billion, down 19% from ¥2,202.6 billion in the previous fiscal year. The decrease was the result of sluggish sales of car AVC equipment, mobile phones and other products because of rapidly falling demand.

In information equipment, the Company commercialized Strada F Class, a car navigation system equipped with a world-first*1 home-link feature, which enables drivers to remotely control household appliances from their vehicles. Although the Strada F Class was well received by the market, car navigation system sales dropped on account of further price drops caused by the growing market share of low-priced Portable Navigation Devices (PND) in the domestic market. In notebook PCs, Panasonic launched the “Let’s note” F8 series and received a strong market response. The world’s lightest*2 notebook PCs, the F8 series features a 14.1-inch wide screen and delivers mobility as well as performance on a par with desktop PCs.

In mobile communications equipment, the Company’s shipments dropped sharply as the domestic mobile phone market shrank rapidly due mainly to a change in handsets sales incentives and the economic downturn. Nevertheless, the “VIERA Keitai” series has firmly maintained its high market share since it was launched. This mobile phone series allows users to view “one-segment” broadcasts and features Panasonic’s high-quality image technology derived from flat-panel TVs. In fixed-line communications equipment, sales of TV door intercoms with wireless monitors and sensor cameras were strong in Japan amid increasing awareness of security.

Moving forward, Panasonic will continue to fully utilize its proprietary technologies and collective strengths to introduce new products and services in a timely manner that help create a ubiquitous networking society where people can access information anytime and anywhere.

(Notes)	1.	As of April 25, 2008; as a car navigation product for the consumer market. Panasonic estimate.

	2.	As of January 29, 2009; in 14.1-inch wide-screen LCD notebook PCs with built-in optical drive.

Home Appliances

Sales in this category totaled ¥1,166.3 billion, down 9% from ¥1,283.0 billion in the previous fiscal year.

        In fiscal 2009, although sales of induction-heating (IH) cooking equipment, “Eco Cute” natural-refrigerant water heating systems and other products for all-electric homes, as well as large-volume refrigerators and some other product lines registered strong sales, compressors, air conditioners and certain other products were weak, leading to a decrease in sales in the Home Appliances category. In addition, new product launches that not only boast enhanced energy-saving performance but also use Panasonic’s unique technologies won a strong response from consumers. These products included air conditioners that help look after the skin thanks to the use of nano-sized “nano-e” ions and refrigerators featuring a function that freezes food without loss of taste and freshness, and tilted-drum washer/dryers, which boast significantly improved washing performance with a “Jet dancing laundering system.”

Looking forward, the Company will strive to increase sales centering on washing machines, air conditioners and refrigerators by seeking to capture replacement demand and proposing high-value-added products. At the same time, Panasonic will strengthen research and development in the energy-generation field, such as home-use fuel cells, where growth is expected. Panasonic will also accelerate business globally, by promoting development in Europe, as well as in China and other Asian countries.

PEW and PanaHome

Sales in this category decreased 9% from ¥1,730.7 billion in the previous fiscal year to ¥1,581.2 billion.

Panasonic Electric Works Co., Ltd. (PEW) (formerly Matsushita Electric Works, Ltd.) saw a sales decline in the electrical construction products business due to a housing market downturn and curbs on private-sector capital expenditures. Meanwhile, sales of home fire alarms, high-performance home distribution panels for all-electric homes and environmentally friendly lighting fixtures were steady. In PEW’s home appliances business, while sales of horseback-riding fitness machines and other health-related products dropped sharply, men’s shavers, nanocare steamers and other personal care products recorded higher sales. In the building products business, sales were largely unchanged because of a decrease in new residential construction, although there was strong growth in products for all-electric homes and fully automatic toilets with a self-cleaning function. Device businesses, which include electronic materials and automation controls, saw sales decrease due to a decrease in production across a wide range of industry sectors.

PEW will continue developing its business globally by creating products that offer both comfort and eco-friendly performance. At PanaHome, a rapid deterioration of housing market conditions after September 2008 led to a decrease in sales.

PanaHome aims to continue growing by offering “Eco-life Homes” that provide people- and environment-friendly living spaces with an emphasis on safety and security, health and comfort, and energy generation and conservation.

Components and Devices

Sales in this category were ¥907.6 billion, down 21% from ¥1,150.3 billion in the previous fiscal year. This was due mainly to depressed sales of key devices for digital AV and automotive equipment.

In general electronic components, Panasonic maintained its leading global market share for angular rate sensors, which are used for increasing the precision of car navigation systems and for image stabilizers used in digital cameras. In addition, sales of power supplies for plasma TVs were relatively steady. However, sales of capacitors, electromechanical components and other products struggled, due to deteriorated market conditions and inventory cutbacks at finished product manufacturers.

In the semiconductor business, sales fell as demand slowed for semiconductors for digital equipment. Ongoing efforts to commercialize 45-nanometer process next-generation UniPhier® system LSIs significantly improved development efficiency and enhanced design quality for BD recorders and other equipment.

In batteries, weak sales of such products as alkaline dry batteries and car batteries led to an overall decrease in sales. During the past year, the Company newly launched a series of EVOLTA batteries. The long-life dry batteries received strong market support for their longevity, which far outstrips conventional dry batteries, and the rechargeable nickel hydride batteries proved popular with customers for their economy as they can be used repeatedly.

Panasonic will continue to strive to secure growth and enhance profitability by producing high-value-added devices that help make equipment better performing, more compact and lighter, and more energy-efficient.

Other

Sales in this category totaled ¥618.4 billion, down 14% from ¥722.6 billion in the previous fiscal year.

In the factory automation (FA) business, Panasonic maintained a leading global market share by enhancing the performance as well as lineup of high-speed modular mounting machines. Sales, however, declined due to much lower demand for mounting equipment caused by the global trend to reduce capital investment.

Looking ahead, Panasonic will strive to expand the FA business globally by further enhancing the performance of its mounting equipment and actively offering a wide range of environmentally conscious solutions.

Sales Breakdown

Category	Sales (billions of yen)	Percentage vs. previous year	Percentage of total sales
Video and audio equipment	1,699.7	94	22
Information and communications equipment	1,792.3	81	23
Digital AVC Networks	3,492.0	87	45
Home Appliances	1,166.3	91	15
PEW and PanaHome	1,581.2	91	20
Components and Devices	907.6	79	12
Other	618.4	86	8

Total	7,765.5	86	100

Sales
Domestic	4,082.2	90	53
Overseas	3,683.3	81	47

(Notes)	1.	Amounts less than one-tenth of a billion yen have been rounded to the nearest whole one-tenth of a billion yen. Percentages versus the previous year have been rounded to the nearest whole number.

	2.	From fiscal 2009, the name of “AVC Networks” was changed to “Digital AVC Networks.”

	3.	Fiscal 2008 sales of Victor Company of Japan Ltd. (JVC) and its consolidated subsidiaries for the four-month period from April 2007 to July 2007 were included in the Company’s consolidated sales. Accordingly, the comparison of sales with the previous fiscal year was calculated including sales of JVC and its consolidated subsidiaries.

(2) Research and Development

Panasonic executed initiatives to accelerate R&D with a focus on key development themes, to enhance R&D efficiency primarily by creating a common platform for technologies straddling different product segments and categories, and to develop energy-saving and environmental technologies.

Key development themes during the fiscal year were as follows:

(1)	Approximately 1-inch Thin Full-Flat Plasma TVs That Consume About 50% Less Electricity*[1]

Panasonic succeeded in nearly doubling the luminous efficiency*2 of its plasma TVs with a newly developed structure that uses wider electrodes along the front panel to expand the discharge area and with other advances. These plasma TVs also offer the world’s highest*3 moving picture resolution of 1080 lines*4 while consuming approximately half the power. Thanks to the lower power consumption, heat problems have been alleviated. As a result, Panasonic has created a full-flat display that is only approximately 1-inch, or 24.7 mm*5, thin at its thickest part.

(2)	UniPhier® System LSI for Mobile Phones That Integrates Communication and Application Functions

Tapping system LSI design technology to integrate approximately 280 million transistors on a single chip and 45-nm semiconductor micro-processing technology, Panasonic reduced the chip area by around 40%*6. At the same time, Panasonic extended “one-segment” DTV broadcast viewing and audio playback times by approximately 25%*7. This was achieved by controlling the operating frequency for applications and communication, and by power consumption-reduction technologies such as adopting power supply control architectures optimal for both times of operation and non-operation.

(3)	Refrigerator With Top-Unit Compressor That Achieves the Best Energy Saving in the Industry*[8] Through Highly Effective Cooling Control

Panasonic has employed a compressor with a highly efficient operating pattern and smaller control board components to limit electricity consumption. And with an efficient layout which concentrates frozen zones in the center and optimal placement of vacuum insulating materials, power consumption has been reduced by approximately 30%*9.

(4)	Rechargeable EVOLTA Battery That Delivers the Highest Number of Recharges in the Industry*[10]

Panasonic developed an EVOLTA series battery that can be recharged and used approximately 1,200 times, an approximate 20% improvement*11. This development drew on technology that stops materials from degrading through a homogeneous distribution of hydrogen-absorbing alloy constituents; a proprietary technique to increase the capacity of the casing and technology that prevents surface deterioration to maintain high performance over an extended period.

R&D expenditure during fiscal 2009 totaled ¥517.9 billion.

(Notes)	1.	Approx. 40% annual reduction in a 50-inch display and approx. 46% annual reduction in a 46-inch display compared with equivalent-sized models in Panasonic’s PZ800/85/80 series.

	2.	Compared with the Company’s fiscal 2008 models (PZ750 series, etc.)

	3.	As a plasma TV for the consumer market; as of February 3, 2009; Company estimate.

	4.	Moving picture resolution indicates the motion display performance in TVs and displays that is measured using a formula developed by Advanced PDP Development Center Corporation.

	5.	Only the display, excluding protrusions; 46-inch display, 49 mm thick.

	6.	Compared with existing Company products.

	7.	Compared with existing Company products.

	8.	New NR-F503T, in a CFC-free refrigerator-freezer for Japanese households with a rated volume of at least 501 L.; as of September 12, 2008.

	9.	Compared with the Company’s fiscal 2008 models (NR-F532T, NR-F472T)

	10.	As of August 28, 2008 for commercialized nickel-metal hydride batteries (AA batteries with a minimum capacity of 1,900 mAh, and AAA batteries with a minimum capacity of 750 mAh)

	11.	Existing Company product (HHR-3MPS): Approx. 1,000 recharges.

(3) Capital Investment

During the fiscal year under review, Panasonic primarily implemented capital investment to increase production capacity in strategic business areas such as flat-panel TVs and semiconductors. Capital investment (excluding intangibles, on an accrual basis) totaled ¥494.4 billion.

Principal capital investments consisted of PDP manufacturing facilities for Plant No. 4 and Plant No. 5 in Amagasaki, Hyogo Prefecture, Japan; LCD panel production facilities for the Himeji plant in Hyogo Prefecture, Japan; and semiconductor manufacturing facilities for the Uozu plant located in Toyama Prefecture, Japan.

(4) Corporate Financing

Panasonic maintains a basic policy of financing all required funds from internal sources. It also practices efficient fund management through internal financing activities.

In addition to raising funds through borrowing as necessary, Panasonic also issued a series of unsecured straight bonds during fiscal 2009 to meet immediate funding needs. In March 2009, the Company issued three series of unsecured straight bonds: the sixth series with a principal amount of ¥100.0 billion, the seventh series with a principal amount of ¥200.0 billion, and the eighth series with a principal amount of ¥100.0 billion. In June 2008, PEW issued a third series of unsecured straight bonds with a principal amount of ¥40.0 billion. Furthermore, PEW redeemed the remaining ¥30.0 billion of the first series of unsecured straight bonds issued in February 2004 upon maturity in December 2008.

(5) Environmental Activities

In the mid-term management plan, the GP3 plan, Panasonic places reduction of environmental impact in all business activities as one of the key management stances along with steady growth with profitability. The Company is boldly implementing an “eco ideas” strategy, which focuses on accelerating measures to combat global warming, from three angles: “eco ideas” for Products, “eco ideas” for Manufacturing, and “eco ideas” for Everybody, Everywhere.

As for “eco ideas” for Products, the Company aims to expand globally the number of products with industry-leading energy efficiency by stepping up the development of energy-efficient products. In fiscal 2009, Panasonic developed and sold 233 such products, eclipsing its 150 target.

As for “eco ideas” for Manufacturing, Panasonic has set a target for total reductions of CO2 emissions in production activities against a base year of fiscal 2007. In fiscal 2009, the Company reduced CO2 emissions by 470,000 tons compared with fiscal 2007 through the rigorous reduction of wasteful activities at manufacturing bases worldwide and due to the impact of a large production cutback in the second half of the fiscal year.

As for “eco ideas” for Everybody, Everywhere, Panasonic aims to help spread environmental activities throughout stakeholder-related societies. For instance, at the “eco-ideas” Factory Biwako, a Company facility located in Kusatsu city in Shiga Prefecture, Japan, the Company is engaged in environmental communication activities with local communities including environmental education for elementary and junior high school students, as well as research and development of products with heat pump, insulation and energy-creation technologies.

Panasonic will accelerate environmental initiatives further to contribute to coexistence with the global environment.

(6) Challenges for Panasonic Group

Panasonic expects that the economic environment in fiscal 2010 will be more severe than the past fiscal year as the global recession and shrinking demand triggered by the financial crisis coincide with changes in the structure of markets. The latter changes will include the expansion of emerging markets and a shift to lower-priced products. Responding to these business conditions, the Company will simultaneously rebuild its management structure while preparing and taking action for future growth. Fiscal 2010 is the final year of the GP3 plan and although the current business environment is different from the plan’s initial assumptions, Panasonic will continue to push ahead with initiatives set forth in the GP3 plan without changing it, and aims to ready itself to leap ahead when markets recover.

In order to rebuild its management structure, Panasonic will implement drastic business structural reforms. Guided by the policies of selection and concentration and the strategic placement of overseas sites, Panasonic will strive for new growth by clarifying which businesses to withdraw from and shifting resources to growth businesses based on the results of its examinations. Furthermore, the Company will ensure “Itakona” becomes standard practice and accelerate initiatives to reduce procurement costs. It will also step up actions including implementing comprehensive cost-reduction efforts, curbing capital expenditures and reducing inventories.

Regarding preparations and actions for future growth, the cornerstone of this is strengthening product competitiveness. The Company’s approach is to create products that are unique to Panasonic, products that link well with one another, boast superior energy-efficient profiles and are based on universal design concepts. These products will incorporate the customer’s viewpoint, as well as excel in terms of safety, quality and environmental performance. On top of that, Panasonic will push steadily ahead with the four major themes of the GP3 plan: double-digit growth in overseas sales, four strategic businesses, manufacturing innovation and the “eco ideas” strategy.

In the digital AV business, one of the four strategic businesses, while Panasonic has decided to reduce major capital investment for the 5th domestic PDP plant in Amagasaki and the IPS Alpha plant in Himeji, because of lower growth in the flat-panel TV markets caused by the economic recession, the Company aims to outgrow its competitors by strengthening product development to maintain growth momentum in its flat-panel TV business.

As part of its “eco ideas strategy,” in April 2009, the Company opened “eco ideas” HOUSE, a showroom to present a lifestyle with virtually zero CO2 emissions throughout the entire house. By proposing this advanced eco-lifestyle, Panasonic promotes initiatives to help reduce CO2 emissions from households.

In addition to the above activities, Panasonic will start operating the New Business Promotion Support System in fiscal 2010. The Head Office will assist in creating new businesses by providing financial, technical and personnel assistance when the priority projects of business domain companies and Company-wide common projects are launched commercially.

Regarding the capital and business alliance with SANYO, a Collaboration Committee, which was set up to form a close alliance after completing the TOB, is looking at wide-ranging themes, while giving sufficient consideration to competition laws. Panasonic has positioned the energy business as a business field with extremely high growth potential. Therefore, Panasonic intends to broaden this business as its fifth strategic business to drive the Company’s future growth.

Panasonic sincerely expresses its appreciation to all shareholders for their continued support.

(7) Financial Summary

Consolidated business results and financial condition

Fiscal Period	FY2006	FY2007	FY2008	FY2009
Net sales (billions of yen)	8,894.3	9,108.2	9,068.9	7,765.5
Income before income taxes (billions of yen)	371.3	439.1	435.0	(382.6)
Net income (billions of yen)	154.4	217.2	281.9	(379.0)
Basic net income per share (yen)	69.48	99.50	132.90	(182.25)
Total assets (billions of yen)	7,964.6	7,897.0	7,443.6	6,403.3
Stockholders’ equity (billions of yen)	3,787.6	3,916.7	3,742.3	2,784.0
Stockholders’ equity per share (yen)	1,714.22	1,824.89	1,781.11	1,344.50

(Notes)	1.	The Company’s consolidated financial statements are prepared in conformity with U.S. generally accepted accounting principles (U.S. GAAP). Stockholders’ equity and stockholders’ equity per share are shown in conformity with U.S. GAAP.

	2.	Amounts less than one-tenth of a billion yen are rounded to the nearest whole one-tenth of a billion yen.

•

In fiscal 2006, the Company recorded increased sales due to sales gains both inside and outside Japan for digital products, especially V-products. Regarding earnings, negative factors such as expenses associated with the implementation of early retirement programs and expenses related to the kerosene fan heater recall were more than offset by restructuring effects, comprehensive cost rationalization efforts and a gain related to the liquidation of MEI Holding Inc. As a result, the Company recorded a gain in profit.

•

In fiscal 2007, the Company saw sales gains due mainly to an increase in sales of digital AV products both in Japan and abroad, particularly flat-panel TVs. Regarding earnings, negative factors, such as rising raw materials prices and ever-intensifying global price competition, were offset by cost rationalization efforts centered on reducing fixed and material costs. Gains on the sale of investments and the effects of a weaker yen also contributed to an increase in earnings.

•

In fiscal 2008, sales increased, mainly in digital AV products and white goods. Meanwhile, Victor Company of Japan, Ltd. and its consolidated subsidiaries became associated companies under the equity method in August 2007, and their sales for the period from then on are not included in Panasonic’s consolidated net sales. As a result, overall sales were largely unchanged year on year. Regarding earnings, income before income taxes declined slightly due to write-down of investment securities as well as impairment losses from fixed assets and other charges, in addition to the effects from rising prices for crude oil and other raw materials, and ever-intensified global price competition. This decrease came despite higher effective sales and progress with cost reduction efforts. Net income rose, as a result of a decrease in provision for income taxes and other factors.

•	Details of operations for fiscal 2009 (the latest fiscal period) are as described in the preceding pages under “(1) Progress and Results during the Period.”

Parent-alone business results and financial condition

Fiscal Period	FY2006	FY2007	FY2008	FY2009
Net sales (billions of yen)	4,472.6	4,746.9	4,862.2	4,249.2
Recurring profit (billions of yen)	216.4	141.6	211.1	117.1
Net income (billions of yen)	20.4	98.8	100.3	(56.3)
Net income per share (yen)	9.08	45.26	47.29	(27.11)
Total assets (billions of yen)	4,991.3	4,816.7	4,604.4	4,442.3
Net assets (billions of yen)	2,738.4	2,664.4	2,473.9	2,133.5
Net assets per share (yen)	1,239.25	1,241.41	1,177.42	1,030.38

(Note)	Amounts less than one-tenth of a billion yen are rounded to the nearest one-tenth of a billion yen.

•

In fiscal 2006, Panasonic achieved increased sales, primarily in the AVC Networks category. Regarding earnings, there was also a significant increase in recurring profit due to increased sales, cost reduction efforts and an increase in dividend income. However, the Company incurred other deductions such as business restructuring expenses and a loss on valuation of securities of subsidiaries, resulting in lower net income year on year.

•

In fiscal 2007, Panasonic recorded an increase in sales due mainly to higher sales of digital products. Despite various cost reduction efforts, a decrease in dividend income from affiliates led to lower recurring profit. Net income increased, due mainly to gains from the sale of securities of an affiliated company.

•

In fiscal 2008, revenue increased due to strong sales, particularly of digital AV products. Despite a decline in prices, recurring profit also rose, due to an increase in dividend income. In addition, the Company posted such extraordinary losses as impairment losses and losses on the valuation of securities in affiliated companies, but net income still increased, mainly as a result of a decline in corporate tax.

•

In fiscal 2009, Panasonic recorded a substantial decrease in sales due to softer worldwide consumption. In terms of profits, recurring profit decreased due to the lower sales, escalating price competition and other factors, even though dividend income increased. Net income was also down, as the result of extraordinary losses such as losses on the valuation of securities in affiliated companies and higher deferred income taxes.

(8) Principal Business

The Company’s main products and services by business segment are as follows:

(as of March 31, 2009)

Categories		Main products and services

Digital AVC Networks	Video and audio equipment	Plasma and LCD TVs, BD and DVD recorders, camcorders, digital cameras, personal and home audio equipment, SD Memory Cards and other recordable media, optical pickup and other electro-optic devices, etc.

Information and communications equipment

PCs, optical disc drives, multi-function printers, telephones, mobile phones, facsimile equipment, broadcast- and business-use AV equipment, communications network-related equipment, traffic-related systems, car AVC equipment, healthcare equipment, etc.

Home Appliances		Refrigerators, room air conditioners, washing machines and clothes dryers, vacuum cleaners, electric irons, microwave ovens, rice cookers, other cooking appliances, dish washer/dryers, electric fans, air purifiers, electric heating equipment, electric hot water supply equipment, sanitary equipment, electric lamps, ventilation and air-conditioning equipment, compressors, vending machines, etc.

PEW and PanaHome		Lighting fixtures, wiring devices, personal-care products, health enhancing products, water-related products, modular kitchen systems, interior furnishing materials, exterior finishing materials, electronic materials, automation controls, detached housing, rental apartment housing, medical and nursing care facilities, home remodeling, residential real estate, etc.

Components and Devices		Semiconductors, general components (capacitors, tuners, circuit boards, power supplies, circuit components, electromechanical components, speakers, etc.), electric motors, batteries, etc.

Other		Electronic-components-mounting machines, industrial robots, welding equipment, bicycles, imported materials and components, etc.

(Note)	From fiscal 2009, the name of “AVC Networks” was changed to “Digital AVC Networks.”

(9) Major Business Sites of the Panasonic Group

1) Major business sites of the Company	(as of March 31, 2009)

Name	Location in Japan
Corporate head office	Kadoma

Corporate branch office
Tokyo Branch	Tokyo

Research and development divisions
Tokyo R&D Center	Yokohama
Advanced Technology Research Laboratories	Kyoto
Corporate Network Development Center	Kadoma
Advanced Devices Development Center	Moriguchi
Strategic Semiconductor Development Center	Moriguchi
Corporate Manufacturing Innovation Division	Kadoma

Sales divisions
Corporate Marketing Division for Consumer Products	Tokyo
Corporate Marketing Division for Digital AVC Products	Tokyo
Corporate Marketing Division for Home Appliances	Tokyo
Corporate Marketing Division for Wellness Products	Tokyo
Corporate Industrial Marketing & Sales Division	Tokyo

Overseas management divisions
Corporate Regional Management Divisions (North America, Latin America, Europe, CIS, the Middle East and Africa, Asia and Oceania, China and Northeast Asia)	Osaka
Corporate International Trade Division	Osaka
Global Procurement Service Company	Osaka

Production divisions
AVC Networks Company	Kadoma
Automotive Systems Company	Yokohama
System Solutions Company	Yokohama
Home Appliances Company	Kusatsu
Lighting Company	Takatsuki
Semiconductor Company	Nagaokakyo
Energy Company	Moriguchi
Motor Company	Daito
Corporate eNet Business Division	Tokyo

(Notes)	1.	Each location is a main office, headquarters or division.

	2.	The following changes were effective April 1, 2009:

		• Tokyo Branch was renamed External Affairs Division.

		• The Corporate Network Development Center was disbanded and the Digital Network Development Center (in Kadoma, Osaka) was established.

		• The Corporate Marketing Division for Consumer Products (in Shinagawa-ku, Tokyo) was abolished.

•     The Corporate Marketing Division for Home Appliances and the Corporate Marketing Division for Wellness Products were integrated to form the Corporate Marketing Division for Appliances and Wellness Products (in Minato-ku, Tokyo).

		• The Corporate International Trade Division and the Global Procurement Service Company were integrated to form the Trading Company (in Osaka).

		• The Corporate eNet Business Division was abolished.

2) Principal domestic subsidiaries	(as of March 31, 2009)

Name	Capital stock (millions of yen)	% of voting interests	Principal businesses	Locations in Japan
Panasonic Electric Works Co., Ltd.	148,513	52.1	Manufacture and sale of lighting products, information equipment, home appliances, building products, electronic materials, and automation controls	Kadoma

IPS Alpha Technology, Ltd.	50,225	44.9	Manufacture and sale of LCD panels	Mobara

Panasonic Plasma Display Co., Ltd.	35,600	75.0	Manufacture and sale of plasma TVs and TV modules	Ibaraki

Panasonic Communications Co., Ltd.	29,845	100.0	Manufacture and sale of fixed-line communications equipment, including document-related products	Fukuoka

PanaHome Corporation	28,375	54.6*	Construction and sale of custom-built houses and sale of land and buildings, with real estate, asset utilization, and home remodeling businesses	Toyonaka

Panasonic Electronic Devices Co., Ltd.	23,012	100.0	Manufacture and sale of electronic and electronic equipment, electronic components, electronic materials, electronic machinery and instruments	Kadoma

Panasonic Mobile Communications Co., Ltd.	22,856	100.0	Manufacture and sale of mobile communications and network-related equipment	Yokohama

Panasonic Factory Solutions Co., Ltd.	15,000	100.0	Manufacture and sale of production systems, including circuit manufacturing and parts mounting equipment and systems	Kadoma

Panasonic Ecology Systems Co., Ltd.	12,092	100.0	Manufacture and sale of environment-related equipment and systems	Kasugai

Panasonic Shikoku Electronics Co., Ltd.	7,907	100.0	Manufacture and sale of healthcare equipment, imaging equipment, and device products	Ehime

(Notes)	1.	Percentages with an asterisk (*) include indirect voting interests.

	2.	IPS Alpha Technology, Ltd. is a consolidated subsidiary of Panasonic because Panasonic finalized a contract with Hitachi, Ltd. under which it will acquire all the shares in IPS Alpha Technology owned by Hitachi Displays, Ltd. once certain conditions are satisfied.

	3.	The Company absorbed Matsushita Refrigeration Company and Matsushita Battery Industrial Co., Ltd. on April 1, 2008 and October 1, 2008, respectively.

	4.	On October 1, 2008, Matsushita Electric Works, Ltd. was renamed Panasonic Electric Works Co., Ltd., Matsushita Plasma Display Panel Co., Ltd. was renamed Panasonic Plasma Display Co., Ltd., and Matsushita Ecology Systems Co., Ltd. was renamed Panasonic Ecology Systems Co., Ltd.

3) Principal overseas subsidiaries	(as of March 31, 2009)
(all currency amounts: millions)

Name	Capital stock		% of voting interests	Principal businesses	Locations
Panasonic Corporation of North America	US$	537.0	100.0	Manufacture and sale of various electric and electronic products, with regional headquarters functions	U.S.

Panasonic Europe Ltd.	Stg£	199.9	100.0	Regional headquarters and R&D functions	U.K.

Panasonic AVC Networks Czech s.r.o.	Czk	2,700.0	100.0*	Manufacture and sale of plasma and LCD TVs, etc.	Czech Republic

Panasonic Asia Pacific Pte. Ltd.	Singapore $	40.0	100.0*	Sale of various electric and electronic products, with regional headquarters functions	Singapore

Panasonic AVC Networks Singapore Pte. Ltd.	Singapore $	196.8	100.0*	Manufacture and sale of plasma TVs, audio and home theater equipment	Singapore

Panasonic Communications Philippines Corporation	Philippine peso	500.0	100.0*	Manufacture and sale of optical disc drives and related equipment	Philippines

Panasonic Taiwan Co., Ltd.	NT$	3,421.7	69.8	Manufacture and sale of various electric and electronic products	Taiwan

Panasonic Corporation of China	RMB	7,742.4	100.0	Sale of various electric and electronic products, with regional headquarters functions	China

Panasonic Home Appliances Air-Conditioning (Guangzhou) Co., Ltd.	RMB	282.2	67.8*	Manufacture and sale of air conditioner- related products	China

(Note) Percentages with an asterisk (*) include indirect voting interests.

(10) Employees

(as of March 31, 2009)

Business category	Number of employees
Digital AVC Networks	96,012
Home Appliances	43,581
PEW and PanaHome	60,316
Components and Devices	70,734
Other	18,135
Corporate	3,472

Total	292,250

(Notes)	1.	The number of employees refers solely to full-time employees of the Company on a consolidated basis.

	2.	The number of employees has decreased by 13,578 persons from the end of the preceding fiscal period.

	3.	From fiscal 2009, the name of “AVC Networks” was changed to “Digital AVC Networks.”

	4.	Of the total above, the number of employees at the parent company was as follows:

Number of employees	Average age	Average tenure (years)
46,145	44.0	22.4

(11) Sale of Businesses, etc.

The primary transactions during the period under review were as follows:

1.	On April 1, 2008, the Company absorbed Matsushita Refrigeration Company.

2.	On October 1, 2008, the Company absorbed Matsushita Battery Industrial Co., Ltd.

3.	On April 1, 2009, the Company concluded an agreement with Toshiba Corporation to sell all of its shares in Toshiba Matsushita Display Technology Co., Ltd. The sale took place on April 28, 2009.

2. Stock Information (as of March 31, 2009)

(1) Number of shares authorized to be issued:	4,950,000,000

(2) Number of shares issued:	2,453,053,497

(3) Number of shareholders:	277,710

(4) Major shareholders:

Name	Share ownership (in thousands of shares)	% of total issued shares
The Master Trust Bank of Japan, Ltd. (trust account)	132,211	6.38
Moxley & Co.	122,865	5.93
Japan Trustee Services Bank, Ltd. (trust account)	118,812	5.73
Japan Trustee Services Bank, Ltd. (trust account 4G)	113,446	5.47
Nippon Life Insurance Company	67,000	3.23
Sumitomo Mitsui Banking Corporation	57,024	2.75
Panasonic Employee Shareholding Association	37,151	1.79
Mitsui Sumitomo Insurance Co., Ltd.	35,105	1.69
State Street Bank and Trust Co.	33,399	1.61
Sumitomo Life Insurance Co.	31,382	1.51

(Notes)	1.	Holdings of less than 1,000 shares have been omitted.

	2.	Percentage of total issued shares is calculated excluding the Company’s own shares (382,411,876).

	3.	The English names of Japanese shareholders above are based on the General Shareholders Notification notified by Japan Securities Depository Center, Inc.

(5)	Acquisition of the Company’s own shares

Number of shares repurchased from the market by a resolution of the Board of Directors in fiscal 2009
Common stock:	29,634,000 shares
Aggregate repurchase amount:	¥69,996,935,000
Reason for repurchase: To increase shareholder value per share and improve return on capital.

(6)	Other important matters concerning shares

On February 1, 2009, the Company changed the trading unit for its shares in Japan from 1,000 shares to 100 shares with the aim of expanding the shareholder base by making it easier for investors to invest in Panasonic.

3. Panasonic Directors, Corporate Auditors, etc.

(1)	Directors, Corporate Auditors, etc.

(Titles and responsibilities are all as of March 31, 2009)

Title	Name	Major responsibility

Chairman of the Board	Kunio Nakamura

Vice Chairman of the Board	Masayuki Matsushita

President	Fumio Ohtsubo

Executive Vice Presidents	Susumu Koike	In charge of Technology and Semiconductor Company

	Shunzo Ushimaru	In charge of Domestic Consumer Marketing, Electrical Supplies Sales, Project Sales and Building Products Sales, Advertising, and Design / Chairman, Panasonic Brand Committee

	Koshi Kitadai	Representative in Tokyo / in charge of Automotive Electronics Business and Industrial Sales

Senior Managing Directors	Toshihiro Sakamoto*	President, Panasonic AVC Networks Company

	Takahiro Mori*	In charge of Corporate Planning

	Shinichi Fukushima*	Representative in Kansai

Managing Directors	Yasuo Katsura*	Director, Tokyo Branch

	Junji Esaka*	In charge of Home Appliances Business / President, Home Appliances Company / in charge of Lighting Company

	Hitoshi Otsuki*	In charge of Overseas Operations

	Ikusaburo Kashima*	In charge of Legal Affairs, Corporate Risk Management, Corporate Information Security, Corporate Business Ethics and Corporate International Affairs

Directors	Ikuo Uno

Masayuki Oku

	Hidetsugu Otsuru*	In charge of Facility Management, Quality Administration, Corporate FF Customer Support & Management Division and Environmental Affairs

	Makoto Uenoyama*	In charge of Accounting and Finance

	Masatoshi Harada*	In charge of Personnel and General Affairs

Honorary Chairman of the Board and Executive Advisor	Masaharu Matsushita

Senior Corporate Auditors	Kenichi Hamada

Masahiro Seyama

Corporate Auditors	Yasuo Yoshino

Ikuo Hata

Hiroyuki Takahashi

(Notes)	1.	Those with the title of Senior Managing Director or above are Representative Directors.

	2.	Ikuo Uno and Masayuki Oku are outside directors pursuant to the provisions of Article 2, Paragraph 15 of the Company Law of Japan.

	3.	Yasuo Yoshino, Ikuo Hata and Hiroyuki Takahashi are outside corporate auditors pursuant to the provisions of Article 2, Paragraph 16 of the Company Law of Japan.

	4.	Senior Corporate Auditor Kenichi Hamada has a thorough knowledge of finance and accounting, including experience serving as Executive Vice President in charge of Accounting at Panasonic Communications Co., Ltd.

	5.	Asterisks (*) denote members of the Board of Directors who concurrently serve as Executive Officers, pursuant to the Executive Officer System.

	6.	Changes in Directors and Corporate Auditors during fiscal 2009:

(1) Appointments:

•      On April 1, 2008, Koshi Kitadai assumed office as Executive Vice President, while Takahiro Mori and Shinichi Fukushima assumed office as Senior Managing Directors.

•      At the 101st Ordinary General Meeting of Shareholders held on June 26, 2008, Masayuki Oku and Masatoshi Harada were newly elected as Directors, and Masahiro Seyama was newly elected as a Senior Corporate Auditor.

(2) Retirements:

•      At the conclusion of the 101st Ordinary General Meeting of Shareholders held on June 26, 2008, Takami Sano and Yukio Furuta retired as Director and Corporate Auditor, respectively, upon expiration of their terms.

7.

Changes in major responsibility during fiscal 2009 were as follows:

The major responsibility of Director Koshi Kitadai changed on June 26, 2008 from being in charge of Automotive Electronics Business and Industrial Sales to Representative in Tokyo / in charge of Automotive Electronics Business and Industrial Sales.

8.	Major responsibility or title of Directors as representatives of other corporations or organizations

Title	Name	Name of Corporation or Organization	Title	Changes During Fiscal 2009
Directors	Kunio Nakamura	Japanesque Modern Committee	Board Chair	Retired on March 31, 2009

		Tokyo FM Broadcasting Co., Ltd.	Outside Director

		Japan Finance Corporation	Outside Director	Appointed on October 1, 2008

	Masayuki Matsushita	PHP Institute Inc.	Chairman

		The Matsushita International Foundation	President

		Matsushita Real Estate Co., Ltd.	President

		New Otani Co., Ltd.	Outside Director	Appointed on June 26, 2008

		Hotel Okura Co., Ltd.	Outside Director	Appointed on June 19, 2008

	Koshi Kitadai	BS-i, INCORPORATED (Now BS-TBS, INC.)	Outside Director	Appointed on June 17, 2008

		Panasonic EV Energy Co., Ltd.	Outside Director	Appointed on June 30, 2008

	Toshihiro Sakamoto	Panasonic Katano Co., Ltd.	President

		Panasonic Kibi Co., Ltd.	President

		Toshiba Matsushita Display Technology Co., Ltd.	Outside Director

	Ikusaburo Kashima	KOITO MANUFACTURING CO., LTD.	Outside Director

	Masatoshi Harada	Panasonic Corporate Pension Fund	President	Appointed on April 1, 2008

		Panasonic Health Insurance Association	President	Appointed on April 8, 2008

	Masaharu Matsushita	RIHGA Royal Hotels	Outside Director

		New Otani Co., Ltd.	Outside Director	Retired on June 26, 2008

		Hotel Okura Co., Ltd.	Outside Director	Retired on June 19, 2008

Details of other responsibilities and duties held by outside directors and outside corporate auditors can be found in (3) Outside Directors and Corporate Auditors on page 18.

9.	Directors, Corporate Auditors, and Executive Officers

(1) Directors and Corporate Auditors

(Titles and responsibilities are all as of April 1, 2009)

Title	Name	Major responsibility

Chairman of the Board	Kunio Nakamura

Vice Chairman of the Board	Masayuki Matsushita

President	Fumio Ohtsubo

Executive Vice Presidents	Susumu Koike	In charge of Technology and Semiconductor Company

Shunzo Ushimaru

	Koshi Kitadai	In charge of Industrial Sales, Automotive Electronics Business, System Solutions Company, Panasonic Mobile Communications Co., Ltd.

	Toshihiro Sakamoto*	In charge of Domestic Consumer Marketing and Design

	Takahiro Mori	In charge of Corporate Planning / In charge of Corporate Division for Promoting Systems & Equipment Business and Electrical Supplies Sales, Project Sales and Building Products Sales

	Shinichi Fukushima	Representative in Kansai

Senior Managing Directors	Yasuo Katsura*	Representative in Tokyo / in charge of External Affairs Division

	Hitoshi Otsuki*	In charge of Overseas Operations

Managing Directors	Junji Esaka*

	Ikusaburo Kashima*	In charge of Legal Affairs, Intellectual Property, Corporate Business Ethics, and Corporate International Affairs

Directors	Ikuo Uno

Masayuki Oku

Hidetsugu Otsuru*

	Makoto Uenoyama*	In charge of Accounting and Finance / in charge of Information Systems

	Masatoshi Harada*	In charge of Personnel and General Affairs

Honorary Chairman of the Board and Executive Advisor	Masaharu Matsushita

Senior Corporate Auditors	Kenichi Hamada

Masahiro Seyama

Corporate Auditors	Yasuo Yoshino

Ikuo Hata

Hiroyuki Takahashi

(Notes)	1.	Those with the title of Senior Managing Director or above are Representative Directors.

	2.	Asterisks (*) denote members of the Board of Directors who concurrently serve as Executive Officers, pursuant to the Executive Officer System.

(2) Executive Officers

(Titles and responsibilities are all as of April 1, 2009)

Title	Name	Major responsibility

Senior Managing Executive Officer	Ken Morita	President, AVC Networks Company

Managing Executive Officers	Yoshihiko Yamada	Director, Corporate Management Division for North America / Chairman, Panasonic Corporation of North America

	Kazuhiro Tsuga	President, Automotive Systems Company

	Takumi Kajisha	In charge of Corporate Communications, Corporate Advertising

	Kazunori Takami	President, Home Appliances Company / in charge of Lighting Company

	Ikuo Miyamoto	Director, Corporate Management Division for Asia and Oceania / President, Panasonic Asia Pacific Pte. Ltd.

	Yoshiiku Miyata	Senior Vice President, AVC Networks Company / Director, Visual Products and Display Devices Business Group

	Yutaka Takehana	In charge of Corporate Risk Management and Corporate Information Security

Executive Officers	Masashi Makino	In charge of Manufacturing Innovation, Facility Management, Quality Administration, FF Customer Support & Management and Environmental Affairs

	Hideo Kawasaki	President, Semiconductor Company

	Shigeru Omori	Director, Corporate Industrial Marketing & Sales Division

	Masaaki Fujita	In charge of Corporate Quality Administration Division and Corporate FF Customer Support & Management Division

	Yoshihisa Fukushima	In charge of Intellectual Property

	Naoto Noguchi	President, Energy Company

	Osamu Waki	President, Panasonic Mobile Communications Co., Ltd.

	Toshiaki Kobayashi	President, Panasonic Electronic Devices Co., Ltd.

	Joseph Taylor	COO, Panasonic Corporation of North America

	Takashi Toyama	President, System Solutions Company

	Jun Ishii	Director, Corporate Marketing Division for Appliances and Wellness Products / President, Panasonic Consumer Marketing Co., Ltd. / in charge of Corporate CS Division

	Toshiro Kisaka	Director, Corporate Management Division for China and Northeast Asia / Chairman, Panasonic Corporation of China

	Masato Tomita	Director, Corporate Management Division for CIS, the Middle East & Africa

	Hideaki Kawai	General Manager, Corporate Finance & IR Group / in charge of Financial Operations Center

	Takeshi Uenoyama	In charge of Device Technology and Environmental Technology

	Koji Itazaki	Director, Corporate Procurement Division / Director, Corporate Global Logistics Division, in charge of Trading Company

	Shiro Nishiguchi	Director, Corporate Marketing Division for Digital AVC Products

	Yoshiyuki Miyabe	In charge of Digital Network & Software Technology

	Laurent Abadie	Director, Corporate Management Division for Europe / Chairman, Panasonic Europe Ltd.

	Yorihisa Shiokawa	COO, Panasonic Europe Ltd. / President, Panasonic Marketing Europe GmbH

	Yoshio Ito	President, Lighting Company

	Hidetoshi Osawa	Director, Corporate Communications Division

	Yoshiaki Nakagawa	General Manager, Corporate Planning Group

	Mamoru Yoshida	Senior Vice President, AVC Networks Company / Director, Network Business Group

	Tsuyoshi Nomura	Director, Corporate Manufacturing Innovation Division / President, Advanced Production Systems Development Company

(2)	Remuneration for Directors and Corporate Auditors

1.	Remuneration Policy

The maximum total amounts of remuneration for Directors and Corporate Auditors of Panasonic are determined by a resolution at a general meeting of shareholders. The remuneration amount for each Director is determined by Panasonic’s Representative Directors who are delegated to make such determination by the Board of Directors, and the amount of remuneration for each Corporate Auditor is determined upon discussions amongst the Corporate Auditors.

The amounts of the remuneration and bonuses of Directors will be linked to individual performance based on CCM*, sales and CO2 emissions (an environmental management indicator). By implementing this new performance evaluation criteria based on shareholder interests, Panasonic intends to promote continuous growth and enhance profitability on a long-term basis for the Panasonic Group as a whole.

*	CCM is an indicator created by Panasonic to evaluate return on capital.

2.	Amounts of Remuneration for Directors and Corporate Auditors

Classification	Number of Persons	Amounts (millions of yen)	Details
Directors	20	966	The maximum total amount of remuneration for Directors is ¥1,500 million (This amount was determined at the 100th Ordinary General Meeting of Shareholders held on June 27, 2007.)

Corporate Auditors	6	88	The maximum total amount of remuneration for Corporate Auditors is ¥140 million. (This amount was determined at the 100th Ordinary General Meeting of Shareholders held on June 27, 2007.)

Total	26	1,054

(Notes)	1.	The one Director and one Corporate Auditor who retired at the conclusion of the 101st Ordinary General Meeting of Shareholders held on June 26, 2008 are included in the above figures for Number of Persons and Amounts.

	2.	The total amount of remuneration paid to two Outside Directors and three Outside Corporate Auditors was 52 million yen. This amount has been included in the above total remuneration amount.

	3.	The following amount has not been included in the above total remuneration amount:
Retirement benefits of 74 million yen paid to one director and retirement benefits of 10 million yen paid to one Corporate Auditor who retired during the period. (The retirement benefit system was abolished as per a resolution at the 99th Ordinary General Meeting of Shareholders held on June 28, 2006, but this resolution does not apply to those who were Directors and Corporate Auditors at the time of said resolution.)

	4.	Amounts less than one million yen have been rounded to the nearest million yen.

(3)	Outside Directors and Corporate Auditors

1. Major responsibility or status as representatives of other corporations or organizations

(As of March 31, 2009)

Position	Name	Name of Corporation or Organization	Title	Changes During Fiscal 2009
Outside Director	Ikuo Uno	Nippon Life Insurance Company	Chairman

		Hotel Okura Co., Ltd. FUJI KYUKO Co., Ltd.	Outside Director

		Odakyu Electric Railway Co., Ltd. Sumitomo Mitsui Banking Corporation Sumitomo Mitsui Financial Group, Inc. Tohoku Electric Power Co., Inc. West Japan Railway Company	Outside Corporate Auditor

	Masayuki Oku	Sumitomo Mitsui Banking Corporation Sumitomo Mitsui Financial Group, Inc.	President and CEO Chairman of the Board

		Nankai Electric Railway Co., Ltd.	Outside Corporate Auditor	Appointed on June 27, 2008

Outside Corporate Auditor	Ikuo Hata	Oh-ebashi LPC & Partners	Attorney at Law

	Hiroyuki Takahashi	Shinsei Bank, Limited Kyowa Hakko Kirin Co., Ltd.	Outside Director Outside Corporate Auditor

(Notes)	1.	Nippon Life Insurance Company is a major shareholder of Panasonic, but does not have any significant business relationships with the Company.

	2.	Sumitomo Mitsui Banking Corporation is a major shareholder of Panasonic, but does not have any significant business relationships with the Company.

2. Major activities during fiscal 2009

Position	Name	Activities
Outside Director	Ikuo Uno	Attended 10 out of the 12 regular meetings of the Board of Directors and made appropriate remarks in hearings of bills. (Did not attend 1 special meeting).

	Masayuki Oku	Attended 9 out of the 10 regular meetings of the Board of Directors following his appointment on June 26, 2008 and made appropriate remarks in hearings of bills. (Did not attend 1 special meeting due to a possible special conflict of interest.)

Outside Corporate Auditor	Yasuo Yoshino

Attended all of the 12 regular meetings of the Board of Directors and 1 special meeting of the Board of Directors and made appropriate remarks in hearings of bills.

Attended all of the 13 Board of Corporate Auditors meetings and made appropriate remarks grounded on his outside experience and expertise.

Ikuo Hata

Attended all of the 12 regular meetings of the Board of Directors and 1 special meeting of the Board of Directors and made appropriate remarks in hearings of bills.

Attended all of the 13 Board of Corporate Auditors meetings and made appropriate remarks grounded on his outside experience and expertise.

Hiroyuki Takahashi

Attended all of the 12 regular meetings of the Board of Directors and 1 special meeting of the Board of Directors and made appropriate remarks in hearings of bills.

Attended all of the 13 Board of Corporate Auditors meetings and made appropriate remarks grounded on his outside experience and expertise.

3. Outline of contracts for limitation of liability

The Company has entered into contracts with all Outside Directors and Outside Corporate Auditors (collectively “Outside Directors, Etc.”) to the effect that, if such Outside Directors, Etc. act in good faith and are not grossly negligent in performing their duties, the liability of the Outside Directors, Etc. under Article 423, Paragraph 1 of the Company Law of Japan shall be limited to the minimum liability amount specified in Article 425, Paragraph 1 of the Company Law of Japan.

4. Accounting Auditors

(1) Name of accounting auditors

KPMG AZSA & Co.

(2) Remuneration, etc. paid to accounting auditors for the fiscal year under review

Classification	Details	Amounts (millions of yen)
(1)	Amount of remuneration	653
(2)	Total amount of cash and other property benefits to be paid by the Company and its subsidiaries	1,336

(Notes)	1.	The audit contract between the Company and its accounting auditors does not distinguish between remuneration for audits based on the Company Law of Japan and remuneration for audits based on the Financial Instruments and Exchange Act. For this reason, the figure for the amounts of (1) in the above table includes the aggregate sum of these amounts.

	2.	The Company and certain of its subsidiaries make payments to accounting auditors for services, such as finance due diligence related to business combinations, which are not covered by Article 2, Paragraph 1 of the Certified Public Accountant Law of Japan.

	3.	The financial statements and supplementary data of Panasonic Electric Works Co., Ltd., PanaHome Corporation, Panasonic Communications Co., Ltd., and overseas and other subsidiaries are audited by accounting auditors other than KPMG AZSA & Co.

(3) Policy regarding decision to dismiss or not reappoint the accounting auditor

In the event that dismissal of the accounting auditor is valid pursuant to any of the provisions of Article 340, Paragraph 1 of the Company Law of Japan, the Board of Corporate Auditors may dismiss the accounting auditor with the approval of all Corporate Auditors.

In addition, in cases that appropriate audit by the accounting auditor is not expected for any reason, the Directors of the Company, with the approval of the Board of Corporate Auditors or at the request of the Board of Corporate Auditors, may submit a proposal to the General Meeting of Shareholders to dismiss or not reappoint the accounting auditor.

5. Systems and Policies of the Company

(1)	Systems for Ensuring the Properness of the Company’s Operations

The Company’s Board of Directors has determined the Company’s basic policy regarding the development of internal control systems, as outlined below. It was decided at the Board of Directors’ meeting held on July 29, 2008 that this basic policy should be retained.

1)	System for ensuring legitimacy of the execution of duties by Directors

The Company shall ensure legitimacy of the execution of duties by Directors by developing effective corporate governance and monitoring systems, as well as increasing awareness about compliance.

2)	System for retention and management of information on the execution of duties by Directors

The Company shall retain and manage information on the execution of duties by Directors in accordance with laws and ordinances and the internal regulations of the Company.

3)	Regulations and other systems for risk management

The Company shall establish regulations for risk management, collect and assess information on risks in an integrated and comprehensive fashion in order to identify material risks, take countermeasures that match the materiality of each risk and seek continuous improvements through monitoring the progress of such countermeasures.

4)	System for ensuring efficiency of the execution of duties by Directors

The Company shall ensure efficiency of the execution of duties by Directors by clarifying business goals through business plans and other measures, and examining the status of achievement of such goals, while seeking to expedite decision-making.

5)	System for ensuring legitimacy of the execution of duties by employees

The Company shall seek to increase awareness of compliance by employees by clarifying the Company’s policy regarding compliance. The Company shall also ensure legitimacy of the execution of duties by employees by developing effective monitoring systems.

6)	Matters concerning employees who assist Corporate Auditors in auditing, and matters concerning independence of such employees from Directors

The Company shall establish an organization independent from Directors and maintain a staff for Corporate Auditors in order to enhance the effectiveness of audits by Corporate Auditors and facilitate the effective performance of audits.

7)	System for making reports to Corporate Auditors

The Company shall ensure opportunities and a system by which Directors and employees, etc. can make reports to Corporate Auditors.

8)	System for ensuring efficient execution of audits by Corporate Auditors

The Company shall develop a system in which effective audits may be executed in accordance with the audit plan established by Corporate Auditors each year.

9)	System for ensuring the properness of operations of Panasonic’s Group companies

The Company shall ensure that group companies follow the management policy and management philosophy of the Company and the basic policy in 1) through 8) above in order to ensure the proper execution of businesses for the Panasonic Group as a whole, while at the same time respecting the group companies’ autonomous management.

Status of development

1)	System for ensuring legitimacy of the execution of duties by Directors

The Company established internal regulations such as the Panasonic Code of Conduct, which provides specific guidelines for the implementation of management philosophy, the Code of Ethics for Directors and Executive Officers, and other internal rules. The Company also delegates responsibility relating to execution of business to Executive Officers, pursuant to resolutions of the Board of Directors. The Company also realigned the role and structure of the Board of Directors to concentrate on corporate strategies and the supervision of business domain companies, and under such system the responsibility of Directors is clarified. Moreover, audits are conducted by Corporate Auditors and the Board of Corporate Auditors. The Company also has a management committee and a non-statutory full-time senior auditor at each internal division company corresponding to the Board of Directors and the Corporate Auditors at the Company, respectively.

2)	System for retention and management of information on the execution of duties by Directors

The minutes of meetings of the Board of Directors are recorded for each meeting of the Board of Directors and retained permanently by the Secretariat of the Board of Directors. The records of final decisions by the President are also retained permanently by the department in charge.

3)	Regulations and other systems for risk management

Based on Basic Risk Management Regulations, the Company identifies material risks by collecting and assessing information on risks in an integrated and comprehensive fashion through the Global and Group (G&G) Risk Management Committee and takes countermeasures that match the materiality of each risk.

4)	System for ensuring efficiency of the execution of duties by Directors

The Company expedites decision-making through the Group Management Committee, the operation of the approval procedures of material matters, clear separation of roles for Directors and Executive Officers, the bold transfer of authority to each business domain company, and the implementation of an IT system that ensures the rapid and accurate collection and transmission of vital management information. Also, the Company established the mid-term management plan, the business plan and other measures, and planned and implemented the measures by confirming and examining the status of achievement at the time of financial settlement of monthly accounts.

5)	System for ensuring legitimacy of the execution of duties by employees

The Company makes efforts to detect fraudulent acts at an early stage through performing operational and internal control audits, operating the global corporate business ethics hotline and other measures, as well as establishing internal rules such as the Panasonic Code of Conduct and various activities including the operations of the corporate compliance committee.

6)	Matters concerning employees who assist Corporate Auditors in auditing and matters concerning independence of such employees from Directors

The Company established the Corporate Auditor’s Office to which the full-time staff for Corporate Auditors belong, under the direct control of the Board of Corporate Auditors, which is separate from other executive departments.

7)	System for making reports to Corporate Auditors

Directors and employees, etc. make reports on business operations and problems to Corporate Auditors at regular meetings held by Corporate Auditors or at other important meetings by requesting Corporate Auditors to attend, as necessary. The Company also established a system by which employees, etc. can report directly to the Board of Corporate Auditors about concerns in regards to accounting or auditing irregularities.

8)	System for ensuring effectiveness of audits by Corporate Auditors

The Company has a non-statutory full-time senior auditor at each business domain company who assists Corporate Auditors in auditing compliance status. The Company also established and operates the Panasonic Group Auditor Meetings chaired by the Company’s Senior Corporate Auditors in order to enhance collaboration among the Company’s Corporate Auditors, the non-statutory full-time senior auditors of internal division companies and the Corporate Auditors of the Company’s subsidiaries. Moreover, each department has been cooperating to enhance the effectiveness of audits by Corporate Auditors through each department’s collaboration in visiting audits of business offices inside and outside Japan by Corporate Auditors and through the internal auditing group’s reports to Corporate Auditors at appropriate times.

9)	System for ensuring properness of business of the Company’s group

The Company established the Panasonic Code of Conduct, and it also exercises the rights of shareholders of the group companies and dispatches Directors and Corporate Auditors to the group companies. In addition, the Company established the approval procedures of final decisions of material matters, and established the function-related regulations across the group. Moreover, the Company conducts a regular audit on its business operation and internal control by the internal auditing group, shares business goals through announcement of the management policy and sends appropriate information by internal notices.

        Moreover, the framework described above ensures that operations are proper, enabling the Panasonic Group to establish the internal controls necessary for financial reporting based on the Sarbanes-Oxley Act and Financial Instruments and Exchange Act.

(Note) “Group companies” means subsidiaries as stipulated in the Company Law of Japan.

(2) Policy on Control of Panasonic Corporation

1.	Basic Policy

Since its establishment, Panasonic has operated its businesses under its basic management philosophy, which sets forth that the mission of a business enterprise is to contribute to the progress and development of society and the well-being of people through its business activities, thereby enhancing the quality of life throughout the world. Aiming to grow further to become a global excellent company, Panasonic will work to deliver sustained growth in corporate value to satisfy its shareholders, investors, customers, business partners, employees and all other stakeholders.

Panasonic has a basic policy that shareholders should make final decisions in the event of a Large-scale Purchase of the Company’s shares, regarding whether or not the Large-scale Purchase should be accepted. However, there is the possibility that such Large-scale Purchaser may not provide shareholders with sufficient information for making appropriate decisions. There is also concern that any Large-scale Purchase may damage corporate value and shareholder interest. In this event, the Company may take countermeasures in order to protect the interests of all shareholders.

2.	Measures to Realize Basic Policy

1) Specific Measures to Realize Basic Policy

Panasonic has announced a mid-term management plan called GP3, which will run from fiscal 2008 to fiscal 2010. Based on the plan’s fundamental concept of delivering steady growth with profitability, the Company has implemented a range of measures to achieve the targets of ¥10 trillion in sales, representing growth, and ROE of 10%, measuring capital efficiency.

Although achieving these targets has been made difficult by the sizable impact of the worldwide recession triggered by the financial crisis, the Company will work to close in on its targets and set the stage for the post-GP3 period. In terms of concrete measures, Panasonic will concentrate management resources on its strategic businesses, while pursuing manufacturing of more competitive products based on its unique technologies. Moreover, in order to reinforce management structures, the Company will rigorously reduce costs and curb total assets by reducing inventories. In addition, the Company sees reducing the environmental load of all business activities as being just as important as steady growth with profitability. Accordingly, Panasonic will accelerate environmental sustainability management centering on reducing CO2 emissions at all manufacturing sites around the world.

Panasonic also strives to maximize its corporate value by proactively utilizing cash flows generated by business activities for acquiring intellectual property rights, conducting M&As and other purposes.

2) Measures Based on the Basic Policy to Prevent Control by Inappropriate Parties

On April 28, 2005, the Board of Directors resolved to adopt a policy related to a Large-scale Purchase of the Company’s shares called the Enhancement of Shareholder Value (ESV) Plan. The ESV Plan has been approved at every Board of Directors meeting held in April since then. On April 28, 2008, the Board of Directors resolved to continue the ESV Plan. The Board of Directors’ meeting to be held in May 2009 is scheduled to decide on whether to continue the ESV Plan again.

With respect to a Large-scale Purchaser who intends to acquire 20% or more of all voting rights of the Company, this policy requires that (i) a Large-scale Purchaser provide sufficient information, such as its outline, purposes or conditions, the basis for determination of the purchase price and funds for purchase, and management policies and business plans which the Large-scale Purchaser intends to adopt after the completion of the Large-scale Purchase, to the Board of Directors before a Large-scale Purchase is to be conducted and (ii) after all required information is provided, the Board of Directors should be allowed a sufficient period of time (a sixty-day period or a ninety-day period) for consideration.

The Board of Directors intends to assess and examine any proposed Large-scale Purchase after the information on such purchase is provided, and subsequently to disclose the opinion of the Board of Directors and any other information needed to assist shareholders in making their decisions. The Board of Directors may negotiate with the Large-scale Purchaser regarding purchase conditions or suggest alternative plans to shareholders, if it is deemed necessary.

If a Large-scale Purchaser does not comply with the rules laid out in the ESV Plan, the Company’s Board of Directors may take countermeasures against the Large-scale Purchaser to protect the interests of all shareholders. Countermeasures include the implementation of share splits, issuance of stock acquisition rights (including allotment of share options without contribution) or any other measures that the Board of Directors is permitted to take under the Company Law of Japan, other laws and the Company’s Articles of Incorporation.

If a Large-scale Purchaser complies with the Large-scale Purchase rules, the Board of Directors does not intend to prevent the Large-scale Purchase at its own discretion, unless it is clear that such Large-scale Purchase will cause irreparable damage or loss to the Company.

The Board of Directors will make decisions relating to countermeasures by referring to advice from outside professionals, such as lawyers and financial advisers, and fully respect the opinions of Outside Directors and statutory corporate auditors.

When invoking the aforementioned countermeasures, if the Company’s Board of Directors decides that it is appropriate to confirm the will of shareholders from the perspective of the interest of all shareholders, a general meeting of shareholders will be held. If the Company’s Board of Directors decides to hold a general meeting of shareholders, it will give notice to that effect as well as the reasons for such a meeting at that time.

The Board of Directors will adopt specific countermeasures which it deems appropriate at that time. If the Board of Directors elects to make a stock split for shareholders as of a certain record date, the maximum ratio of the stock split shall be five-for-one. If the Board of Directors elects to issue stock acquisition rights to shareholders, the Company will issue one stock acquisition right for every share held by shareholders on a specified record date. One share shall be issued on the exercise of each stock acquisition right.

If the Board of Directors elects to issue stock acquisition rights as a countermeasure, it may determine the exercise period and exercise conditions of the stock acquisition rights, as well as the conditions that allow the Company to acquire share options by swapping Company stock with a party other than the Large-scale Purchaser, in consideration of the effectiveness thereof as a countermeasure, such as the condition that shareholders do not belong to a specific group of shareholders including a Large-scale Purchaser. The Company recognizes that the aforementioned countermeasures may cause damage or loss, economic or otherwise, to a prospective Large-scale Purchaser who does not comply with the Large-scale Purchase Rules.

The Company does not anticipate that taking such countermeasures will cause shareholders, other than the Large-scale Purchaser, economic damage or loss of any rights. However, in the event that the Board of Directors determines to take a specific countermeasure, the Board of Directors will disclose such countermeasure in a timely and appropriate manner, pursuant to relevant laws and stock exchange regulations.

The term of office for all Directors is one year, and Directors are elected at the Ordinary General Meeting of Shareholders held in June every year. The Company’s Board of Directors intends to review the Large-scale Purchase Rules, as necessary, for reasons including amendments to applicable legislation. Any such review would be conducted in the interests of all shareholders.

For further details about the ESV Plan, please see the press release issued on May 15, 2009 at the Company’s Web site:

http://panasonic.co.jp/corp/news/official.data/data.dir/en090515-9/en090515-9-1.pdf

3) Evaluation of Measures by the Board of Directors and Rationale for Evaluation

Panasonic’s current mid-term management plan was formulated as a specific measure to increase the Company’s corporate value in a sustained manner.

The ESV Plan was formulated from the perspective of protecting shareholder value, and is aimed at ensuring shareholders receive sufficient information to make decisions on share purchase proposals by allowing those responsible for the management of the Company, the Board of Directors, to provide their evaluation of any proposed Large-scale Purchase, and providing the opportunity for alternative proposals to be submitted.

Consequently, these measures, in accordance with 1. Basic Policy, are intended to protect the interests of all the Company’s shareholders.

(3) Policy on Appropriation of Retained Earnings for Dividend Payments, etc.

Since its establishment, Panasonic has managed its businesses under the concept that returning profits to shareholders is one of its most important policies. Based on this basic policy, along with the implementation of a mid-term growth strategy since fiscal 2005, the Company has implemented a proactive and comprehensive profit return to shareholders through dividend payments and own share repurchases, upon careful consideration of its consolidated business performance.

From the perspective of return on the capital investment made by shareholders, Panasonic, in principle, distributes profits to shareholders based on its business performance and is aiming for stable and continuous growth in dividends, targeting a dividend payout ratio of between 30% and 40% with respect to consolidated net income. Regarding share buybacks, the Company is repurchasing its own shares as it considers appropriate, taking comprehensively into consideration strategic investments and the Company’s financial condition, with the aim of increasing shareholder value per share and return on capital.

The Company paid an interim dividend of ¥22.50 per share on November 28, 2008. Regrettably, while the Company puts emphasis on returning profits to shareholders, it plans to pay a year-end dividend of only ¥7.50 per share, due mainly to the significant deterioration of consolidated financial results due to the global recession and shrinking demand, making a total annual cash dividend of ¥30 per share. In fiscal 2009, the Company repurchased some of its own shares at a cost of approximately ¥70.0 billion. Although Panasonic expects severe business conditions to continue, the Company will strive to improve its performance as soon as possible and distribute earnings to shareholders.

Consolidated Financial Statements of the Company

The consolidated balance sheet and statement of operations of the Company are as follows. Please note the Company’s consolidated financial statements are prepared in conformity with U.S. generally accepted accounting principles.

Consolidated Balance Sheet

March 31, 2009 (in millions of yen)

Assets

Current assets	3,194,694

Cash and cash equivalents	973,867
Time deposits	189,288
Short-term investments	1,998
Trade notes receivable	42,766
Trade accounts receivable	743,498
Allowance for doubtful receivables	(21,131)
Inventories	771,137
Other current assets	493,271

Investments and advances	551,751

Property, plant and equipment	1,574,830

Land	298,346
Buildings and structures	1,532,359
Machinery and equipment	2,229,123
Construction in progress	213,617
Accumulated depreciation	(2,698,615)

Other assets	1,082,041

Total assets	6,403,316

March 31, 2009 (in millions of yen)
Liabilities

Current liabilities	2,000,428

Short-term borrowings, including current portion of long-term debt	94,355
Trade notes payable	38,202
Trade accounts payable	641,166
Accrued income taxes	26,139
Other accrued expenses	788,681
Other current liabilities	411,885

Noncurrent liabilities	1,190,307

Long-term debt	651,310
Other liabilities	538,997

Total liabilities	3,190,735

Minority interests	428,601

Stockholders’ equity

Common stock	258,740
Capital surplus	1,217,764
Legal reserve	92,726
Retained earnings	2,479,416
Accumulated other comprehensive income (loss)	(594,377)
Treasury stock, at cost	(670,289)

Total stockholders’ equity	2,783,980

Total liabilities, minority interests and stockholders’ equity	6,403,316

(Note)	Accumulated other comprehensive income (loss) breakdown:

	Cumulative translation adjustments	¥(341,592) million
	Unrealized holding gains (losses) of available-for-sale securities	¥(10,563) million
	Unrealized gains (losses) of derivative instruments	¥(4,889) million
	Pension liability adjustments	¥(237,333) million

Consolidated Statement of Operations

from April 1, 2008 to March 31, 2009

(in millions of yen)

Net sales	7,765,507
Cost of sales	(5,667,287)
Selling, general and administrative expenses	(2,025,347)
Interest income	23,477
Dividends received	11,486
Interest expense	(19,386)
Expenses associated with the implementation of early retirement programs	(38,351)
Other	(432,733)

Loss before income taxes	382,634
Provision for income taxes:
Current	(61,840)
Deferred	24,482
Minority interests	(24,882)
Equity in earnings of associated companies	16,149

Net loss	378,961

(Notes)	1.	“Expenses associated with implementation of early retirement programs” are expenses at certain domestic and overseas companies.

	2.	Included in “Other” are write-down of investment securities and impairment losses from fixed assets.

Consolidated Statement of Stockholders’ Equity

from April 1, 2008 to March 31, 2009

(in millions of yen)

	Common stock	Capital surplus	Legal reserve	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock	Total stockholders’ equity
Balances at beginning of period before adjustment	258,740	1,217,865	90,129	2,948,065	(173,897)	(598,573)	3,742,329

Effects of changing the pension plan measurement date pursuant to the provisions of SFAS No. 158				(3,727)	(73,571)		(77,298)

Balances at beginning of period after adjustment	258,740	1,217,865	90,129	2,944,338	(247,468)	(598,573)	3,665,031

Gain (loss) from sale of treasury stock		(101)					(101)
Transfer from retained earnings			2,597	(2,597)			—
Cash dividends				(83,364)			(83,364)
Disclosure of comprehensive income (loss)
Net loss				(378,961)			(378,961)
Translation adjustments					(112,800)		(112,800)
Unrealized holding gains (losses) of available-for-sale securities					(56,005)		(56,005)
Unrealized gains (losses) of derivative instruments					(9,215)		(9,215)
Pension liability adjustments					(168,889)		(168,889)

Total comprehensive income (loss)							(725,870)
Repurchase of common stock, net						(71,716)	(71,716)

Balances at end of period	258,740	1,217,764	92,726	2,479,416	(594,377)	(670,289)	2,783,980

Notes to Consolidated Financial Statements

Notes on the Basis of Presentation of Consolidated Financial Statements

1.	Principles of Consolidation

The Company’s consolidated financial statements include the accounts of the Company and its subsidiaries. In accordance with the U.S. Financial Accounting Standards Board Interpretation No. 46 (revised December 2003), “Consolidation of Variable Interest Entities,” variable interest entities, of which the Company has controlling financial interests through means other than voting rights, are consolidated.

Investments in associated companies including the companies in which the Company’s voting interest is 20% to 50%, and corporate joint ventures, are stated at their underlying net equity value after elimination of intercompany profits.

2.	Principles of Consolidation and Application of the Equity Method

(1)	Number of consolidated subsidiaries
539

(2)	Number of associated companies under the equity method
182

3.	Summary of Significant Accounting Policies

(1)	Basis of presentation of consolidated financial statements

The Company’s consolidated financial statements are prepared in accordance with the terminology, format and preparation method of U.S. Generally Accepted Accounting Principles (U.S. GAAP) as stipulated in Article 120, Paragraph 1 of the Company Accounting Regulations. Certain of the information and notes required by U.S. GAAP as specified in said Article, however, have been excluded.

(2)	Inventories

Finished goods and work in process are stated at the lower of cost (average) or market. Raw materials are stated at cost, principally on a first-in, first-out basis, not in excess of current replacement cost.

(3)	Valuation method of securities

The Company accounts for debt and equity securities in accordance with Statement of Financial Accounting Standards (SFAS) No. 115, “Accounting for Certain Investments in Debt and Equity Securities.” The Company classifies its existing marketable equity securities other than investments in associated companies and all debt securities as available-for-sale in accordance with the provisions of SFAS No. 115.

Investments in available-for-sale securities

Market valuation method based on the fiscal year-end closing market price, etc. (The difference, net of tax, between acquisition cost and carrying market value of the securities, is included in accumulated other comprehensive income. The cost of the securities sold is computed based on the moving average method.)

(4)	Method of depreciation of tangible fixed assets

Depreciation is computed primarily using the declining balance method.

(5)	Goodwill and other intangible assets

In accordance with the provisions of SFAS No. 142, “Goodwill and Other Intangible Assets,” goodwill and intangible assets determined to have an indefinite useful life are not amortized, and are instead tested for impairment at least annually. Intangible assets where the useful life can be estimated are amortized using the straight-line method.

(6)	Impairment of long-lived assets

The Company accounts for impairment or disposition of long-lived assets in accordance with SFAS No. 144, “Accounting for Impairment or Disposal of Long-Lived Assets.” In accordance with SFAS No. 144, long-lived assets, such as property, plant and equipment, and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the carrying amount of an asset exceeds its estimated undiscounted future cash flows, an impairment charge is recognized for the amount by which the carrying amount of the asset exceeds the fair value of the asset.

(7)	Accounting for allowance and accruals

Allowance for doubtful receivables

An allowance for doubtful trade receivables and advances is provided at an amount calculated based on historical experience, while specific allowances for doubtful trade receivables and advances are provided for the estimated amounts considered to be uncollectible after reviewing individual collectibility.

Provision for employee retirement and severance benefits

Liabilities incurred for the provision of employee retirement and severance benefits are stated based on projected benefit obligation and the fair value of pension fund assets at the fiscal year-end in accordance with SFAS No. 87, “Employers’ Accounting for Pensions,” and SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans.”

Unrecognized prior service cost (benefit) is amortized on a straight-line basis over the average remaining service period of employees.

If the unrecognized actuarial gains or losses exceed the greater of 10% of projected benefit obligation or 10% of the fair value of pension fund assets, the excess amount is amortized on a straight-line basis based on the average remaining service period of employees.

The Company changed the measurement date applied to most of its postretirement benefit plan from December 31 to March 31, the date of the Company’s fiscal year-end consolidated balance sheet, in accordance with the provisions of SFAS No. 158 regarding the change in the measurement date. With the change in the measurement date, the fiscal 2009 beginning balances of “retained earnings” and pension liability adjustments of “accumulated other comprehensive income (loss)” have been reduced by ¥3,727 million and ¥73,571 million, respectively.

(8)	Consumption tax and local consumption tax in Japan are excluded from all items in the statement of operations.

(9)	Application of new accounting standards

Effective from April 1, 2008, the Company adopted SFAS No. 157, “Fair Value Measurements.” The adoption of SFAS No. 157 did not have a material effect on the Company’s consolidated financial statements.

Notes to the Consolidated Balance Sheet

1. Guarantees provided to third parties on bank loans, recourse obligation for trade receivables sold and guarantees for specific value of leased assets	¥66,047 million

2. Assets pledged as collateral and liabilities with collateral

(1) Assets pledged as collateral
Investments and advances	¥17,385 million
Property, plant and equipment	¥915 million

(2) Liabilities with collateral
Short-term borrowings, including current portion of long-term debt	¥209 million
Trade accounts payable	¥1,921 million
Other accrued expenses	¥1,942 million
Other current liabilities	¥176 million
Long-term debt	¥3,107 million

Notes to per Share Data

Stockholders’ equity per share	¥1,344.50
Basic net loss per share	¥182.25
Diluted net loss per share	¥182.25

Parent-alone Financial Statements of the Company

Balance Sheet

March 31, 2009

(in millions of yen)

Assets

Current assets	1,769,582

Cash and deposits	3,670
Trade notes receivable	459
Trade accounts receivable	379,434
Finished goods, merchandise and semi-finished goods	111,569
Work in process	60,043
Raw materials and supplies	41,792
Other receivables	96,595
Deposits paid	499,343
Short-term loans	445,066
Deferred tax assets	117,712
Other current assets	15,392
Allowance for doubtful receivables	(1,493)

Fixed assets	2,672,708

Net tangible fixed assets	408,211
Buildings	142,764
Structures	5,504
Machinery and equipment	91,384
Vehicles	160
Tools, furniture and fixtures	16,809
Land	91,276
Leased assets	16,956
Construction in progress	43,358
Intangibles	49,170
Patent and trademark rights	18,705
Software	26,327
Facility utility and other rights	4,138
Investments and advances	2,215,327
Investment securities	297,137
Shares in subsidiaries and affiliates	1,275,701
Investments in equity, other than capital stock	36
Investments in subsidiaries and affiliates	408,683
Allowance for investment loss	(76,516)
Long-term deposits paid	5,463
Deferred tax assets	207,981
Other investments and other assets	96,842

Total assets	4,442,290

March 31, 2009

(in millions of yen)

Liabilities

Current liabilities	1,638,978

Trade notes payable	948
Trade accounts payable	320,940
Lease obligations	9,549
Other payables	28,463
Accrued expenses	424,858
Reserve for bonuses	44,265
Accrued income taxes	912
Advance receipts	2,088
Deposits received	709,157
Deposits received from customers	2,322
Reserve for warranty costs	21,095
Reserve for sales promotion	20,274
Other current liabilities	54,107

Long-term liabilities	669,772

Bonds	500,000
Lease obligations	12,653
Employee retirement and severance benefits	6,255
Long-term deposits received	150,864

Total liabilities	2,308,750

Net Assets

Shareholders’ Equity

Capital stock	258,740
Capital surplus	569,981
Capital reserve	568,212
Other capital surplus	1,769
Retained earnings	2,022,552
Legal reserve	52,749
Other retained earnings
Reserve for advanced depreciation	18,464
Reserve for dividends	81,000
Contingent reserve	1,918,680
Retained earnings brought forward	(48,341)
Treasury stock	(671,182)

Difference of valuation, translation and other adjustments

Unrealized holding gains (losses) of available-for-sale securities, etc.	(15,913)
Deferred profit (loss) on hedges	(30,638)

Total net assets	2,133,540

Total liabilities and net assets	4,442,290

Statement of Operations

from April 1, 2008 to March 31, 2009

(in millions of yen)

Net sales	4,249,233
Cost of sales	(3,453,765)

Gross profit	795,468
Selling, general and administrative expenses	(853,191)
Interest and dividends income	199,037
Other income	53,853
Interest expense	(6,295)
Other expense	(71,746)

Recurring profit	117,126

Non-recurring profit
Profit on sale of investment securities	1,125
Profit on sales of shares in affiliates	6,923
Profit on sale of tangible fixed assets	714
Profit on extinguishment of tie-in shares	118,466
Non-recurring loss
Loss on devaluation of investment securities	(38,519)
Loss on devaluation of stock in affiliates	(66,983)
Impairment losses	(11,602)
Loss on business restructuring	(7,010)
Loss on reserve for retained deficits of affiliated companies	(78,236)
Company name change and brand unification expenses	(15,154)
Loss from adjustment of profit on sale of land	(5,315)

Income before income taxes	21,535

Provision for income taxes
Current	(11,165)
Deferred	(66,682)

Net loss	56,312

Statement of Changes in Shareholders’ Equity

from April 1, 2008 to March 31, 2009

(in millions of yen)

	Shareholders’ equity
	Capital stock	Capital surplus			Retained earnings
		Capital reserve	Other capital surplus	Total of capital surplus	Legal reserve	Other retained earnings
						Reserve for advanced depreciation	Reserve for dividends	Contingent reserve	Unappropriated retained earnings	Total other retained earnings
Balances at beginning of period	258,740	568,212	1,870	570,082	52,749	18,464	81,000	1,918,680	106,537	2,177,430

Changes in the period
Dividends from retained earnings									(83,364)	(83,364)
Net loss									(56,312)	(56,312)
Repurchase of common stock
Sale of treasury stock			(101)	(101)
Decrease due to business split-off									(15,202)	(15,202)
Net changes of items other than shareholders’ equity

Total changes in the period	—	—	(101)	(101)	—	—	—	—	(154,878)	(154,878)

Balances at end of period	258,740	568,212	1,769	569,981	52,749	18,464	81,000	1,918,680	(48,341)	2,022,552

	Shareholders’ equity		Difference of valuation, translation and other adjustments			Total net assets
	Treasury stock	Total of shareholders’ equity	Unrealized holding gains (losses) of available-for-sale securities, etc.	Deferred profit (loss) on hedges	Total of difference of valuation, translation and other adjustments
Balances at beginning of period	(599,466)	2,406,786	55,429	11,680	67,109	2,473,895

Changes in the period
Dividends from retained earnings		(83,364)				(83,364)
Net loss		(56,312)				(56,312)
Repurchase of common stock	(72,416)	(72,416)				(72,416)
Sale of treasury stock	700	599				599
Decrease due to business split-off		(15,202)				(15,202)
Net changes of items other than shareholders’ equity			(71,342)	(42,318)	(113,660)	(113,660)

Total changes in the period	(71,716)	(226,695)	(71,342)	(42,318)	(113,660)	(340,355)

Balances at end of period	(671,182)	2,180,091	(15,913)	(30,638)	(46,551)	2,133,540

Notes on the Basis of Presentation of Parent-alone Financial Statements

Summary of Significant Accounting Policies

1.	Standards and methods for valuation of assets

(1)	Securities

Investments in subsidiaries and affiliates

Valuation at cost, with cost determined by the moving average method

Other securities

Items with a market value: market valuation method based on year-end closing market price, etc. (The difference, net of tax, between acquisition cost and carrying market value of other securities is reported as a separate component of shareholders’ equity. The cost of other securities sold is computed based on the moving average method.)

Items with no market value: valuation at cost, with cost determined by the moving average method

(2)	Derivatives

Fair value method

(3)	Inventories

Valuation at cost (method of lowering carrying amount due to decline in profitability)

Finished goods, semi-finished goods, work in process

Average cost method

Merchandise, raw materials, supplies

Last purchase price method

2.	Method of depreciation and amortization of fixed assets

(1)	Tangible fixed assets (Excluding leased assets)

Depreciation for assets that become obsolete due to technological innovation is calculated using the declining balance method based on the reasonable useful life for different types of tangible fixed assets.

(2)	Intangible fixed assets

With regard to the software used in the Company, amortization is computed on the straight-line method based on the logical, useful period of time. Other intangible assets are computed on the straight-line method based on standards identical to the method prescribed by corporate tax law.

(3)	Leased assets

Leased assets related to finance leases other than those that transfer ownership rights

The Company depreciates these leased assets using the straight-line method over the lease term (useful life) with no residual value.

3.	Accounting for allowances

(1)	Allowance for doubtful receivables

An allowance for doubtful receivables is provided at an amount calculated based on historical experience, while specific allowances for doubtful receivables are provided for the estimated amounts considered to be uncollectible after reviewing individual collectibility.

(2)	Provision of allowance for investment loss

Loss on investments in affiliated companies in Japan and overseas is estimated according to Company regulations and taking into consideration the financial condition of those companies.

(3)	Allowance for bonuses

An allowance for bonuses is provided at an amount calculated based on estimated bonus payments.

(4)	Allowance for product warranties, etc.

An allowance for accrued warranty costs related to product after-sales services is provided at an amount calculated for estimated service costs during the period of the warranty based on historical experience.

(5)	Allowance for sales promotion costs

Based on the Company’s various sales promotion initiatives, estimates of costs related to sales commissions, product sales and other required expenses incurred for product promotion are recorded in accordance with prescribed Company standards.

(6)	Accrual for employee retirement and severance benefits

Liabilities incurred for the provision of employee retirement and severance benefits are stated based on the projected benefit obligation and pension fund assets at the year-end. The transition obligation amounting to ¥42,077 million recognized at the adoption of new accounting standards (the transition obligation excluding the substitutional portion amounting to ¥17,115 million) is being amortized on a straight-line basis over 15 years.

4.	Other significant items related to the preparation of financial statements

(1)	Basis of hedge accounting

The Company applies deferral hedge accounting as defined in the accounting standards for financial instruments to its foreign exchange contracts and commodity futures trading.

(2)	Consumption tax and local consumption tax are excluded from all items in the statement of income.

5.	Changes in significant accounting policies

(1)	Adoption of accounting standard for measuring inventories

Effective from April 1, 2008, the Company adopted “Accounting Standard for Measurement of Inventories” (Accounting Standards Board of Japan (ASBJ) Statement No. 9 issued on July 5, 2006). This change had no effect on recurring profit or income before income taxes.

(2)	Adoption of accounting standard for leases

The Company previously accounted for financial leases other than those that transfer ownership rights according to standards for operating leases. Effective from April 1, 2008, however, the Company adopted “Accounting Standard for Lease Transactions” (ASBJ Statement No. 13 (June 17, 1993 (First Committee of the Business Accounting Council), revised March 30, 2007)) and “Guidance on Accounting Standard for Lease Transactions” (ASBJ Guidance No. 16 (January 18, 1994 (Japanese Institute of Certified Public Accountants, Committee of Accounting System), revised March 30, 2007)) and now accounts for these leases as ordinary sale and purchase transactions. This change had no effect on recurring profit or income before income taxes.

Notes on the Balance Sheet

1.	Assets pledged as collateral and significant liabilities with collateral

(1) Assets pledged as collateral

	Investment securities	¥12,480 million

Pledged as collateral when using the Deferred Payment System based on the Customs Act and Consumption Tax Law

(2) Significant liabilities with collateral

	Trade accounts payable	¥1,921 million
	Accrued expenses	¥1,942 million

2.	Accumulated depreciation of tangible fixed assets	¥1,354,121 million

3.	Receivables from and liabilities to subsidiaries and affiliates

	Short-term receivables from subsidiaries and affiliates	¥1,280,611 million
	Long-term receivables from subsidiaries and affiliates	¥2 million
	Short-term payables to subsidiaries and affiliates	¥838,612 million
	Long-term payables to subsidiaries and affiliates	¥150,313 million

Notes on the Statement of Operations

1.	Transactions with subsidiaries and affiliates

	Sales to subsidiaries and affiliates	¥3,207,458 million
	Purchases from subsidiaries and affiliates	¥2,070,532 million
	Turnover with subsidiaries other than sales and purchases	¥197,200 million

Notes on the Statement of Changes in Shareholders’ Equity

1.	Type and number of shares issued as of the fiscal year-end
	Common stock	2,453,053,497

2.	Type and number of shares of treasury stock as of the fiscal year-end
	Common stock	382,411,876

3.	Items related to dividends
	(1) Dividend payments

Resolution	Type of share	Total dividend amount (millions of yen)	Dividend per share (yen)	Record date	Effective date
April 28, 2008 Board of Directors’ Meeting	Common stock	36,770	17.5	March 31, 2008	June 2, 2008
October 28, 2008 Board of Directors’ Meeting	Common stock	46,594	22.5	September 30, 2008	November 28, 2008

Total		83,364	40.0

(2) Dividends for record dates during the year under review with effective dates in the following fiscal year

Resolution	Type of share	Total dividend amount (millions of yen)	Dividend per share (yen)	Record date	Effective date
May 15, 2009 Board of Directors’ Meeting	Common stock	15,530	7.5	March 31, 2009	June 1, 2009

Notes to Tax-effect Accounting

Breakdown of significant reasons for the recording of deferred tax assets and deferred tax liabilities:
Deferred tax assets
Inventory valuation	¥23,441 million
Accrued expenses	¥36,356 million
Depreciation and amortization	¥73,092 million
Deferred profit (loss) on hedges	¥20,854 million
Unrealized holding gains (losses) of other marketable securities	¥10,799 million
Allowance for investment loss	¥30,989 million
Loss on devaluation of investment securities	¥59,419 million
Operating loss carryforwards	¥65,817 million
Other	¥254,999 million

Total gross deferred tax assets	¥575,766 million

Less valuation allowance	¥(219,918) million

Net deferred tax assets	¥355,848 million

Deferred tax liabilities
Prepaid pension cost	¥(17,587) million
Reserve for advanced depreciation	¥(12,568) million

Total gross deferred tax liabilities	¥(30,155) million

Net deferred tax assets	¥325,693 million

Business Combinations, etc.

In accordance with a business merger agreement concluded between the Company and Matsushita Refrigeration Company, the Company absorbed Matsushita Refrigeration Company on April 1, 2008. This move was made to further strengthen refrigeration operations and promote growth worldwide.

Details of business transferred to Panasonic	Business related to the manufacture and sale of refrigerators, vending machines, compressors, and heating and cooling components
	(millions of yen)
Assets and liabilities transferred to Panasonic	Assets:	96,819
	Liabilities:	60,283

In addition, on April 1, 2008, the Company transferred the domestic sales business operated by Panasonic System Solutions Company to Panasonic SS Engineering Co., Ltd., based on a business division agreement concluded between the Company and Panasonic SS Engineering. The aim of this transfer was to integrate management of the systems solutions business from the sale of system products to system implementation, maintenance and services.

Details of business transferred to Panasonic SS Engineering	Business related to the sale of system products, system integration and implementation, and maintenance and services
	(millions of yen)
Assets and liabilities transferred to Panasonic SS Engineering	Assets:	34,755
	Liabilities:	19,552

No new shares were issued upon this separation.

The Company absorbed Matsushita Battery Industrial Co., Ltd. on October 1, 2008, in accordance with a business merger agreement concluded between the Company and Matsushita Battery Industrial. This move was made to drive growth by strengthening the battery business worldwide.

Details of business transferred to Panasonic	Business related to the manufacture and sale of batteries and battery-applied products
	(millions of yen)
Assets and liabilities transferred to Panasonic	Assets:	161,842
	Liabilities:	68,652

The business mergers and separation above fall under the category of transactions made under common control.

Notes to per Share Data

Net assets per share	¥1,030.38
Net loss per share	¥27.11

Significant Subsequent Events

The Company absorbed Panasonic Semiconductor Device Solutions Co., Ltd. on April 1, 2009, in accordance with a business merger agreement concluded between the Company and Panasonic Semiconductor Device Solutions Co., Ltd.

Notes to Application of Restrictions on Maximum Dividend Payments

The Company is subject to restrictions on maximum dividend payments.

Other

All monetary amounts have been rounded to the nearest million yen.

Copy of Report of Accounting Auditors Concerning

Consolidated Financial Statements

[English Translation of the Auditors’ Report Originally Issued in the Japanese Language]

Independent Auditors’ Report

May 13, 2009
The Board of Directors
Panasonic Corporation
KPMG AZSA & Co.
Masahiro Mekada (Seal)
Designated and Engagement Partner
Certified Public Accountant

Koichi Kohori (Seal)
Designated and Engagement Partner
Certified Public Accountant

Tsuyoshi Takeuchi (Seal)
Designated and Engagement Partner
Certified Public Accountant

We have audited the consolidated statutory report, comprising the consolidated balance sheet, the consolidated statement of operations, the consolidated statement of stockholders’ equity and the related notes of Panasonic Corporation as of March 31, 2009 and for the year from April 1, 2008 to March 31, 2009 in accordance with Article 444 (4) of the Company Law of Japan. The consolidated statutory report is the responsibility of the Company’s management. Our responsibility is to express an opinion on the consolidated statutory report based on our audit as independent auditors.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those auditing standards require us to obtain reasonable assurance about whether the consolidated statutory report is free of material misstatement. An audit is performed on a test basis, and includes assessing the accounting principles used, the method of their application and estimates made by management, as well as evaluating the overall presentation of the consolidated statutory report. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statutory report referred to above presents fairly, in all material respects, the financial position and the results of operations of Panasonic Corporation and its consolidated subsidiaries for the period, for which the consolidated statutory report was prepared, in conformity with accounting principles generally accepted in the United States of America (Refer to Note 3. (1), Basis of presentation of consolidated financial statements) under Article 120 (1) of the Corporate Accounting Regulations.

Our firm and engagement partners have no interest in the Company which should be disclosed pursuant to the provisions of the Certified Public Accountants Law of Japan.

Copy of Report of Accounting Auditors

[English Translation of the Auditors’ Report Originally Issued in the Japanese Language]

Independent Auditors’ Report

May 13, 2009
The Board of Directors
Panasonic Corporation
KPMG AZSA & Co.
Masahiro Mekada (Seal)
Designated and Engagement Partner
Certified Public Accountant

Koichi Kohori (Seal)
Designated and Engagement Partner
Certified Public Accountant

Tsuyoshi Takeuchi (Seal)
Designated and Engagement Partner
Certified Public Accountant

We have audited the statutory report, comprising the balance sheet, the statement of operations, the statement of changes in shareholders’ equity and the related notes, and its supporting schedules of Panasonic Corporation as of March 31, 2009 and for the 102nd business year from April 1, 2008 to March 31, 2009 in accordance with Article 436 (2)  of the Company Law of Japan. The statutory report and supporting schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on the statutory report and supporting schedules based on our audit as independent auditors.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those auditing standards require us to obtain reasonable assurance about whether the statutory report and supporting schedules are free of material misstatement. An audit is performed on a test basis, and includes assessing the accounting principles used, the method of their application and estimates made by management, as well as evaluating the overall presentation of the statutory report and supporting schedules. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statutory report and supporting schedules referred to above present fairly, in all material respects, the financial position and the results of operations of Panasonic Corporation for the period, for which the statutory report and supporting schedules were prepared, in conformity with accounting principles generally accepted in Japan.

Our firm and engagement partners have no interest in the Company which should be disclosed pursuant to the provisions of the Certified Public Accountants Law of Japan.

Copy of Report of the Board of Corporate Auditors

Audit Report

The Board of Corporate Auditors, having received a report from each corporate auditor on the method and results of his audit on the performance of duties of directors during the 102nd fiscal period from April 1, 2008 to March 31, 2009, and, as a result of discussion, does hereby report the results of audit as follows:

1.	Method and details of audit conducted by corporate auditors and the Board of Corporate Auditors

In addition to formulating audit policy and audit schedules and receiving reports concerning the status and results of audits conducted by each corporate auditor, the Board of Corporate Auditors receives reports from directors and the accounting auditors regarding the performance of their duties and seeks explanations when deemed necessary.

Furthermore, each corporate auditor, in accordance with audit standards, policy and schedules formulated by the Board of Corporate Auditors, seeks to facilitate mutual understanding with directors, the Internal Auditing Department and other employees, gathers information and works to improve the environment for conducting audits. Accordingly, the corporate auditors conducted the following audit:

(1)	In addition to attending meetings of the Board of Directors and other important meetings, the corporate auditors received reports from directors, the Internal Auditing Department and other employees regarding the performance of their duties, and when deemed necessary, sought explanations, perused important documents including those subject to executive approval, and conducted examinations of conditions of business and assets at the head office and other major business offices.

(2)	The corporate auditors monitored and examined a resolution of the Board of Directors passed in accordance with the requirements of Article 100, Paragraphs 1 and 3 of the Law for Maintenance of Relevant Laws Relating to the Enforcement of the Company Law of Japan stipulating a system that ensures the performance of the duties of directors are in accordance with relevant laws and regulations and the Company’s Articles of Incorporation, and that other affairs of the Company are conducted in an appropriate manner, and monitored the status of the Company’s internal control system implemented in accordance with said resolution.

(3)	The corporate auditors, based on the status of discussion within the Board of Directors and other bodies, conducted examinations of basic policy presented in the Company’s business report stipulated by Article 118, Paragraph 3.a of the Law for Maintenance of Relevant Laws Relating to the Enforcement of the Company Law of Japan, as well as of each measure required by Article 118, Paragraph 3.b of said law.

(4)	With respect to subsidiaries, through meetings and hearings comprising corporate auditors of the Company and its subsidiaries, the corporate auditors sought to facilitate mutual understanding and exchange of information with the directors and corporate auditors of subsidiaries, and when deemed necessary, received reports concerning the business of subsidiaries, visited their head offices and other major business offices, and conducted inquiries.

(5)	The corporate auditors have monitored and examined the independence of the accounting auditors and the appropriateness of audits conducted, received reports from the accounting auditors concerning the performance of their duties, and when deemed necessary, sought their opinions.

(6)	The corporate auditors received notice from the accounting auditors that the system to ensure the appropriateness of duties performed by accounting auditors (as stipulated by Article 131 of the Accounting Regulations of Japan) is in accordance with standards prescribed by laws and regulations and standards related to quality management for accounting audits, and when deemed necessary, sought their opinions.

Based on the above methods, the corporate auditors conducted examinations of the Company’s business report related to the fiscal period under review, supporting documents and parent-alone financial statements (balance sheet, statements of income, statement of changes in shareholders’ equity, and notes on the basis of presentation of parent-alone financial statements), and other supporting documents and consolidated financial statements (consolidated balance sheet, consolidated statements of income, consolidated statement of stockholders’ equity, and notes on the basis of presentation of consolidated financial statements).

2.	Results of Audit

(1)	Results of audit of the business report, etc.

In the opinion of the Board of Corporate Auditors:

(i)	The contents of the business report and its supporting documents present fairly the position of the Company pursuant to laws and regulations and the Articles of Incorporation.

(ii)	With regard to the performance of duties of directors, no unfair conduct, nor any material breach of laws, regulations or the Company’s Articles of Incorporation has been found.

(iii)	The details of resolutions approved by the Board of Directors concerning the internal control system are proper and fair; in addition, with regard to the performance of duties of directors with respect to the internal control system, nothing has been found that would necessitate comment.

(iv)	With regard to basic policy related to the individuals responsible for determining financial and business policies presented in the Company’s business report, nothing has been found that would necessitate comment.

(2)	Results of audit of the parent-alone financial statements, supporting documents and consolidated financial statements

The method of audit employed by the accounting auditors KPMG AZSA & Co. and the results thereof are proper and fair.

May 14, 2009

Board of Corporate Auditors

Kenichi Hamada	Masahiro Seyama
Senior Corporate Auditor	Senior Corporate Auditor

Yasuo Yoshino	Ikuo Hata
Corporate Auditor	Corporate Auditor

Hiroyuki Takahashi
Corporate Auditor

[Reference Material for Exercise of Voting Rights]

The bills and reference materials:

Bill No. 1: To partially amend the Articles of Incorporation

1.	Reasons for amendments

(1) In accordance with the enforcement of the “Law to Amend Part of the Law Concerning Book-Entry Transfer of Bonds, Etc. to Streamline Settlements for Trading in Stocks, Etc.” (Law No. 88, 2004, “Settlement Streamlining Law”) on January 5, 2009, the shares of all publicly listed companies are now handled under a paperless book-entry transfer system (also referred to as “share certificate dematerialization”).

Accordingly, the Company proposes making the necessary changes to the Articles of Incorporation, including deleting provisions premised on the existence of physical share certificates, renumbering paragraphs and establishing supplementary provisions.

Regarding existing Article 7 (Issuance of Share Certificates), a resolution amending the Articles of Incorporation to abolish that article effective as of January 5, 2009 is deemed to have been passed in accordance with Supplementary Provision Article 6-1 of the Settlement Streamlining Law.

(2) Regarding the method of public notice, the Company proposes adopting the electronic notification system in the interests of expediting and increasing the efficiency of public notification.

2.	Details of amendments

The current Articles of Incorporation and the proposed amendments are as follows:

(The changed parts are underlined)

Current Articles of Incorporation		Proposed Amendments

	CHAPTER I GENERAL PROVISIONS	CHAPTER I GENERAL PROVISIONS

Method of Public Notice		Method of Public Notice

Article 5		Article 5

	Public notices of the Company shall be given in the “Nihon Keizai Shimbun.”		The Company shall give public notices electronically. However, if it is not possible to give public notice electronically because of an incident or other unavoidable reasons, the “Nihon Keizai Shimbun” shall be used.

CHAPTER II SHARES		CHAPTER II SHARES

Issuance of Share Certificates		(Deleted)

Article 7

The Company shall issue share certificates representing its issued shares.

Number of Shares Constituting One Unit of Shares and Non-issuance of Share Certificates for Shares Constituting Less than One Unit		Number of Shares Constituting One Unit of Shares

Article 8		Article 7

1.	The number of shares constituting one unit (tangen) of shares shall be one hundred (100).		The number of shares constituting one unit (tangen) of shares shall be one hundred (100).

2.	Notwithstanding Article 7, the Company shall not issue certificates of shares consisting less than one unit of shares (hereinafter referred to as the “shares not constituting a full unit”). However, this does not apply to the cases which are determined by the Company’s Share Handling Regulations.		(Deleted)

Sale of Shares Not Constituting a Full Unit		Sale of Shares Not Constituting a Full Unit

Article 9		Article 8

	A shareholder (including a beneficial shareholder; hereinafter the same interpretation being applicable) holding shares not constituting a full unit may request the Company, as provided for in the Company’s Share Handling Regulations, to sell to the shareholder such amount of shares which will, when aggregated with the shares not constituting a full unit held by such shareholder, constitute one full unit of shares.		A shareholder holding shares constituting less than one unit of shares (hereinafter referred to as “shares not constituting a full unit”) may request the Company, as provided for in the Company’s Share Handling Regulations, to sell to the shareholder such amount of shares which will, when aggregated with the shares not constituting a full unit held by such shareholder, constitute one full unit of shares.

Transfer Agent		Transfer Agent

Article 10		Article 9

1.	The Company shall appoint a transfer agent with respect to shares.	1.	The Company shall appoint a transfer agent with respect to shares.

2.	The transfer agent and its handling office shall be designated by a resolution of the Board of Directors, and public notice shall be given with regard thereto.	2.	The transfer agent and its handling office shall be designated by a resolution of the Board of Directors, and public notice shall be given with regard thereto.

3.	The preparation and the keeping of the register of shareholders (including the register of beneficial shareholders; hereinafter the same interpretation being applicable), the register of stock acquisition rights and the register of lost share certificates of the Company and any other matter related to the register of shareholders, the register of stock acquisition rights and the register of lost share certificates of the Company shall be entrusted to the transfer agent, and the Company shall not handle such business.	3.	The preparation and the keeping of the register of shareholders and the register of stock acquisition rights of the Company and any other matter related to the register of shareholders and the register of stock acquisition rights of the Company shall be entrusted to the transfer agent, and the Company shall not handle such business.

Article 11 through Article 39		Article 10 through Article 38

(The descriptions of the Articles are omitted)		(The Articles are unchanged from the current version)

(Newly Established)		Supplementary Provision

(Newly Established)

The preparation and the keeping of the register of lost share certificates of the Company and any other matter related to the register of lost share certificates of the Company shall be entrusted to the transfer agent until January 5, 2010, and the Company shall not handle such business.

This supplementary provision shall be eliminated after January 5, 2010 has passed.

Bill No. 2: To elect 19 directors

The terms of office of all 19 directors currently in office will expire at the conclusion of the 102nd Ordinary General Meeting of Shareholders, at which time Shunzo Ushimaru, Shinichi Fukushima, Junji Esaka and Hidetsugu Otsuru will resign as directors.

In connection with this, the election of 19 directors is hereby proposed.

The particulars of the candidates are as follows:

Name and date of birth	Brief personal record, position and responsibilities in the Company (Parentheses indicate current posts representing other companies or organizations)			Ownership of the Company’s shares

1 Kunio Nakamura	Apr.	1962	Joined the Company;	72,200 shares

July 5, 1939	June	1993	Director of the Company;

	June	2000	President of the Company;

	June	2006	Chairman of the Board of Directors.

2 Masayuki Matsushita	Apr.	1968	Joined the Company;	7,913,000 shares

October 16, 1945	Feb.	1986	Director of the Company;

	June	1990	Managing Director of the Company;

	June	1992	Senior Managing Director of the Company;

	June	1996	Executive Vice President of the Company;

	June	2000	Vice Chairman of the Board of Directors.

	(Chairman, PHP Institute Inc.)

	(President, the Matsushita International Foundation)

	(President, Matsushita Real Estate Co., Ltd.)

3 Fumio Ohtsubo	Apr.	1971	Joined the Company;	47,200 shares

September 5, 1945	June	1998	Director of the Company

	June	2000	Managing Director of the Company;

	June	2003	Senior Managing Director of the Company;

	June	2006	President of the Company.

4 Susumu Koike	Apr.	1970	Joined the Company;	37,362 shares

November 15, 1945	June	1998	Director of the Company

	June	2000	Managing Director of the Company;

	June	2003	Senior Managing Director of the Company / in charge of Technology;

	Apr.	2006	Executive Vice President of the Company / in charge of Semiconductor Company.

5 Koshi Kitadai	Apr.	1969	Joined the Company;	28,441 shares

October 1, 1945	June	2000	President, Matsushita Electronic Devices Co., Ltd. (now Panasonic Electronic Devices Co., Ltd.);

	June	2003	Managing Executive Officer of the Company;

	June	2005	Senior Managing Executive Officer of the Company;

	Apr.	2007	President, Panasonic Automotive Systems Company / in charge of Corporate Industrial Marketing and Sales.

	June	2007	Senior Managing Director of the Company

	Apr.	2008	Executive Vice President of the Company / in charge of the Automotive Electronics Business

	June	2008	Representative in Tokyo

	Apr.	2009	In charge of System Solutions Company / in charge of Panasonic Mobile Communications Co., Ltd.

Name and date of birth	Brief personal record, position and responsibilities in the Company (Parentheses indicate current posts representing other companies or organizations)			Ownership of the Company’s shares

6 Toshihiro Sakamoto	Apr.	1970	Joined the Company;	30,478 shares

October 27, 1946	June	2000	Director of the Company / Vice President of AVC Company /
			in charge of Visual Products Group;

	June	2003	In charge of Corporate Planning;

	June	2004	Managing Director of the Company;

	Apr.	2006	Senior Managing Director / President, Panasonic AVC
			Networks Company;

	Apr.	2009	Executive Vice President of the Company / in charge of
			Domestic Consumer Marketing and Design

	(President, Panasonic Kibi Co., Ltd. (Formerly Kibi Matsushita Co., Ltd.))

7 Takahiro Mori	Apr.	1970	Joined the Company;	25,360 shares

June 16, 1947	June	2003	Executive Officer of the Company:

	June	2005	Managing Director of the Company / in charge of Corporate
			Communications Division;

	Apr.	2006	In charge of Corporate Planning;

	Apr.	2008	Senior Managing Director of the Company.

	Apr.	2009	Executive Vice President of the Company / in charge of Corporate
			Division for Promoting Systems & Equipment Business and Electrical
			Supplies Sales, Project Sales and Building Products Sales

8 Yasuo Katsura	Apr.	1970	Joined the Company;	20,316 shares

September 19, 1947	June	2001	President, Matsushita Communication Industrial Co., Ltd.
			(now Panasonic Mobile Communications Co., Ltd.);

	June	2003	Executive Officer of the Company;

	June	2004	Managing Executive Officer of the Company /
			Director of the Tokyo Branch.

	June	2007	Managing Director of the Company.

	Apr.	2009	Senior Managing Director of the Company / Representative in Tokyo /
			in charge of External Affairs Division

9 Hitoshi Otsuki	Apr.	1970	Joined the Company;	13,500 shares

June 6, 1947	June	2003	Executive Officer of the Company / Director of Europe Division /
			Chairman of Panasonic Europe Ltd.;

	Apr.	2007	Managing Executive Officer of the Company /
			in charge of Overseas Operations;

	June	2007	Managing Director of the Company.

	Apr.	2009	Senior Managing Director of the Company

10 Ikusaburo Kashima	July	1971	Joined Ministry of International Trade and Industry;	11,500 shares

October 8, 1948	July	1999	Director General of Price Bureau of Economic Planning Agency;

	Jan.	2001	Retired from office at Ministry of Economy, Trade and Industry;

	June	2003	Vice Chairman, Information Technology Promotion Agency;

	June	2004	Joined the Company as an Executive Counselor;

	June	2005	Director of the Company / Deputy Chief of Overseas Operations;

	Apr.	2007	Managing Director of the Company / in charge of Legal Affairs,
			Corporate Risk Management, Corporate Information Security,
			Corporate Business Ethics, and Corporate International Affairs.

	Apr.	2009	In charge of Intellectual Property

Name and date of birth	Brief personal record, position and responsibilities in the Company (Parentheses indicate current posts representing other companies or organizations)			Ownership of the Company’s shares

11 Ikuo Uno	Mar.	1959	Joined Nippon Life Insurance Company;	0 shares

January 4, 1935	July	1986	Director, Nippon Life Insurance Company;

	Apr.	1997	President, Nippon Life Insurance Company;

	Apr.	2005	Chairman, Nippon Life Insurance Company;

	June	2005	Director of the Company.

	(Chairman, Nippon Life Insurance Company)

12 Masayuki Oku	Apr.	1968	Joined Sumitomo Bank;	1,050 shares

December 2, 1944	June	1994	Director, Sumitomo Mitsui Banking Corporation;

	June	2003	Deputy President, Sumitomo Mitsui Banking Corporation;

	June	2005	President, Sumitomo Mitsui Banking Corporation / Chairman, Board of Directors of Mitsui Sumitomo Financial Group;

	June	2006	Director of the Company

	(President and CEO /, Sumitomo Mitsui Banking Corporation)

	(Chairman, Board of Directors of Mitsui Sumitomo Financial Group, Inc)

13 Makoto Uenoyama	Apr.	1975	Joined the Company;	18,900 shares

February 14, 1953	June	2003	General Manager, Corporate Accounting Group;

	Apr.	2006	Executive Officer of the Company;

	Apr.	2007	In charge of Accounting and Finance;

	June	2007	Director of the Company.

	Apr.	2009	In charge of Information Systems

14 Masatoshi Harada	Apr.	1977	Joined the Company;	10,700 shares

February 9, 1955	June	2003	In charge of General Affairs and Social Relations;

	Apr.	2008	Executive Officer of the Company / in charge of Personnel and
			General Affairs;

	June	2008	Director of the Company

	(President, Panasonic Electric International Corporate Pension Fund)

	(President, Panasonic Health Insurance Association)

15 Masaharu Matsushita	May	1940	Joined the Company;	9,598,000 shares

September 17, 1912	Oct.	1947	Director of the Company;

	Jan.	1961	President of the Company;

	Feb.	1977	Chairman of the Board of Directors;

	June	2000	Honorary Chairman, the Board of Directors and Executive Advisor, Member of the Board.

Name and date of birth	Brief personal record, position and responsibilities in the Company (Parentheses indicate current posts representing other companies or organizations)			Ownership of the Company’s shares

16 Ken Morita*	Apr.	1971	Joined the Company;	13,350 shares

October 24, 1948	Apr.	2000	Director of PDP Division

	Jun.	2005	Executive Officer of the Company;

	Apr.	2006	Senior Vice President, Panasonic AVC Networks Company / Director, Visual Products and Display Devices Business Group;

	Apr.	2007	Managing Executive Officer of the Company;

	Apr.	2009	Senior Managing Executive Officer of the Company / President, AVC Networks Company

	(President, Panasonic Katano Co., Ltd. (Formerly Katano Matsushita Co., Ltd.))

17 Kazunori Takami*	Apr.	1978	Joined the Company;	12,100 shares

June 12, 1954	June	2002	Director, Matsushita Refrigeration Company;

	Apr.	2005	In charge of Corporate Marketing Division for National Brand Home Appliances and Corporate Marketing Division for National Brand Wellness Products / Director, Corporate Marketing Division for National Brand Home Appliances;

	Apr.	2006	Executive Officer of the Company;

	Apr.	2008	Managing Executive Officer of the Company;

	Apr.	2009	President, Home Appliances Company / in charge of Lighting Company

18 Junji Nomura*	Apr.	1971	Joined Matsushita Electric Works, Ltd. (now Panasonic Electric Works Co., Ltd.)	0 shares
April 10, 1947	Feb.	2002	Director, Matsushita Electric Works, Ltd.

	Dec.	2003	Executive Senior Managing Director, Matsushita Electric Works, Ltd.

	Jun.	2005	Senior Managing Director, Matsushita Electric Works, Ltd.

	Jun.	2006	Director, Executive Vice President, Matsushita Electric Works, Ltd.
			(Plans to resign on June 19, 2009)

	* Director, Executive Vice President, Panasonic Electric Works Co., Ltd.
	(Plans to resign on June 19, 2009)

19 Masashi Makino*	Mar.	1973	Joined the Company;	12,400 shares

August 20, 1948	Apr.	1996	Chief of Manufacturing Technology Laboratory in Corporate Production Engineering Division;

	Apr.	2003	Director, Corporate Manufacturing Innovation Division;

	June	2003	Executive Officer of the Company;

	Apr.	2009	In charge of Manufacturing Innovation, Facility Management, Quality Administration, FF Customer Support & Management and Environmental Affairs

(Notes)	1.	No conflicting interest exists between the Company and any of the above candidates.

	2.	Asterisks (*) denote candidates to be newly elected as director.

	3.	All candidates have stated agreement with the policy related to a Large-scale Purchase of Panasonic shares, called the ESV (Enhancement of Shareholder Value) Plan, which was resolved at the May 15, 2009 Board of Directors meeting.

	4.	Ikuo Uno and Masayuki Oku are candidates for outside directors in accordance with Article 2, Paragraph 3-7 of the Enforcement Regulations of the Company Law.

	5.	Additional information concerning candidates for the post of outside director:

(1) Reasons for selections of candidates:

(i) Panasonic proposes the selection of Ikuo Uno for the post of outside director on account of his extensive managerial experience and deep insight that can be brought to the management of the Company.

(ii) Panasonic proposes the selection of Masayuki Oku for the post of outside director on account of his extensive managerial experience and deep insight that can be brought to the management of the Company.

(2)	Incidents that occurred at other companies at which the candidates were directors, executive officers, or corporate auditors during the preceding five years with respect to violations of laws or regulations of the articles of incorporation of such companies, or other inappropriate operational actions, and steps implemented to prevent this kind of incident and other responses taken following any incident while the candidates were outside directors or corporate auditors of such companies:

	(i)	Ikuo Uno

	•	Nippon Life Insurance Company, at which the candidate is a director, was issued business improvement orders based on the Insurance Business Law by the Financial Services Agency (FSA) in July 2006 and July 2008. The orders were issued due to problems with the company’s management system for the payment of insurance and its business administration.

	•	Odakyu Electric Railway Co., Ltd., at which the candidate is an outside corporate auditor, released a revised annual securities report and other documents in May 2005 due to the previously inaccurate disclosure of shares held within the Odakyu Group under names of individual investors. In relation to this, in June 2005, the company filed a report with the Tokyo Stock Exchange (TSE) detailing improvements to ensure the appropriate disclosure of information to investors. Ikuo Uno has appropriately performed the duties of a corporate auditor, such as providing appropriate and objective opinions with respect to the details of items for discussion in meetings of the company’s board of corporate auditors, as stipulated by relevant laws and regulations. Following the incident, Ikuo Uno made appropriate remarks in meetings of the company’s board of corporate auditors from the perspective of enhancing the suitability and adequacy of the company’s response to the incident.

	•	Tohoku Electric Power Co., Inc., at which the candidate is an outside corporate auditor, following a review and survey which was conducted in fiscal 2007, ended March 31, 2007, mainly related to data falsification and inadequate procedures at its hydroelectric, thermal and nuclear power generation facilities, confirmed that it had failed to report to national and relevant local government agencies a past automatic shutdown of one of its nuclear reactors. As a result, in fiscal 2008, the Company received a warning and was issued an internal regulations improvement order by the Ministry of Economy, Trade and Industry. In addition, in fiscal 2007, the company revealed that it had exceeded its legally permitted water intake at a hydroelectric power generation facility. As a result, the company received an administrative penalty under the River Law from the Ministry of Land, Infrastructure and Transport restricting water intake. Ikuo Uno, at meetings of the board of corporate auditors and in dialogue with business sites, continuously and clearly stated his opinion about the importance of daily communication between head office and business sites. With respect to the review and survey of power generation facilities, he verified the accuracy of examination procedures and assessment criteria in meetings of the board of directors and board of corporate auditors.

	•	In a judgment by the Tokyo Summary Court in February 2006, the General Manager for the Marketing Division of Sanki Engineering Co., Ltd., at which the candidate was an outside corporate auditor until June 2006, received a summary order to pay a fine of ¥500,000 for violation of competitive tender in relation to collusive bidding with government agencies for a project commissioned by the Defense Facilities Administration Agency. As a result, the Ministry of Land, Infrastructure and Transport (MLIT) ordered a 30-day suspension of operations on a public pipe works project administered by MLIT’s Kanto Regional Development Bureau. Ikuo Uno performed his duties as an outside corporate auditor appropriately as stipulated in relevant laws and regulations, and, following the incident, confirmed and enhanced functioning of measures to prevent any reoccurrence as part of the appropriate performance of his duties, mainly in the board of corporate auditors.

	(ii)	Masayuki Oku

•

Sumitomo Mitsui Banking Corporation, where the candidate is a director, was subject to a warning by the Japan Fair Trade Commission in December 2005, with respect to a violation of the Antimonopoly Law by part of its marketing operations. Subsequently, Sumitomo Mitsui Banking Corporation received an administrative penalty imposed by the FSA in April 2006 in accordance with the Banking Law.

(3)

Number of years in office since first appointment as outside director of the Company:

At the conclusion of this Ordinary General Meeting of Shareholders, Ikuo Uno will have held the post of outside director for four years and Masayuki Oku will have held the post of outside director for one year.

(4)

Summary of liability limitation agreement with outside directors:

Ikuo Uno and Masayuki Oku are currently outside directors of the Company. The Company enters into an agreement with both outside directors limiting liability pursuant to Article 423, Paragraph 1 of the Company Law of Japan. Under this agreement, provided the individuals concerned act in good faith and no significant negligence occurred in the fulfillment of their duties, the amount of liability is limited to the least amount in conformity with the provisions of Article 425, Paragraph 1 of the Company Law of Japan. If both outside directors are reelected, the Company intends to maintain this agreement with them.

(Note)

Under Article 74, Paragraph 4 of the Enforcement Regulations of the Company Law of Japan, which came into effect on May 1, 2006, the Company is required to describe in its notice of convocation of the annual general meeting of shareholders, applicable to the 102nd Ordinary General Meeting of Shareholders of the Company, the following matters:

(1)	the reasons for the selection of candidates for the post of outside director;

(2)	major unjustifiable incidents regarding management such as violations of the Articles of Incorporation and laws (the “Unjustifiable Incidents”) that have occurred in the Company during the candidates’ most recent term of office as outside director of the Company, and a summary of the measures taken by the candidates to prevent this kind of incident and other responses made by the candidates following such incident (the “Measures”);

(3)	a summary of the Unjustifiable Incidents that have occurred in other companies during the term of office as directors, executive officers or corporate auditors of the other relevant companies in the preceding five years, and the Measures (with respect to (3), the Measures shall be described only where the candidates were then ‘outside’ directors or corporate auditors of the other relevant companies);

(4)	the number of years in office since the first appointment as outside directors of the Company; and

(5)	a summary of the liability limitation agreements which have been or will be concluded with the candidates.

Disclaimer Regarding Forward-Looking Statements

This Notice includes forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934) about Panasonic and its Group companies (the Panasonic Group). To the extent that statements in this Notice do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of the Panasonic Group in light of the information currently available to it, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause the Panasonic Group’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. Panasonic undertakes no obligation to publicly update any forward-looking statements after the date of this Notice. Investors are advised to consult any further disclosures by Panasonic in its subsequent filings with the U.S. Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934.

The risks, uncertainties and other factors referred to above include, but are not limited to, economic conditions, particularly consumer spending and corporate capital expenditures in the United States, Europe, Japan, China and other Asian countries; volatility in demand for electronic equipment and components from business and industrial customers, as well as consumers in many product and geographical markets; currency rate fluctuations, notably between the yen, the U.S. dollar, the euro, the Chinese yuan, Asian currencies and other currencies in which the Panasonic Group operates businesses, or in which assets and liabilities of the Panasonic Group are denominated; the ability of the Panasonic Group to respond to rapid technological changes and changing consumer preferences with timely and cost-effective introductions of new products in markets that are highly competitive in terms of both price and technology; the possibility of not achieving expected results on the alliances or mergers and acquisitions; the ability of the Panasonic Group to achieve its business objectives through joint ventures and other collaborative agreements with other companies; the ability of the Panasonic Group to maintain competitive strength in many product and geographical areas; the possibility of incurring expenses resulting from any defects in products or services of the Panasonic Group; the possibility that the Panasonic Group may face intellectual property infringement claims by third parties; current and potential, direct and indirect restrictions imposed by other countries over trade, manufacturing, labor and operations; fluctuations in market prices of securities and other assets in which the Panasonic Group has holdings or changes in valuation of long-lived assets, including property, plant and equipment and goodwill, deferred tax assets and uncertain tax positions; future changes or revisions to accounting policies or accounting rules; as well as natural disasters including earthquakes and other events that may negatively impact business activities of the Panasonic Group. The factors listed above are not all-inclusive and further information is contained in Panasonic’s latest annual report on Form 20-F, which is on file with the U.S. Securities and Exchange Commission.